UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

27 January 2022

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Interim results, six months ended 31 December 2021
27 January 2022

Diageo delivers strong net sales growth and margin expansion

Delivered strong net sales growth across all regions

-   Reported net sales of £8.0 billion increased 15.8%, with strong organic growth, partially offset by an adverse foreign exchange impact.
-   Organic net sales grew 20.0%, driven by strong double-digit growth across all regions, supported by effective marketing and excellent commercial execution.
-   Growth reflects continued recovery in the on-trade, resilient consumer demand in the off-trade and market share gains, and was underpinned by favourable industry trends of spirits taking share of total beverage alcohol and premiumisation(i).

Expanded operating margin while increasing marketing investment

-   Reported operating profit of £2.7 billion increased 22.5%, and reported operating margin increased 190bps, primarily due to growth in organic operating profit.
-   Organic operating profit grew 24.7%, with growth across all regions.
-   Organic operating margin increased 131bps, primarily driven by a strong recovery in gross margin and leverage on operating costs, while increasing marketing investment.
-   Supply productivity savings and price increases more than offset the impact of cost inflation.

Delivered broad-based category growth and gained market share

-   Broad-based growth across most categories, with particularly strong performance in scotch, tequila and beer.
-   Premium plus brands contributed 56% of reported net sales and drove 74% of organic net sales growth.
-   Grew or held off-trade market share in over 85%(ii) of total net sales value in measured markets.

Invested to sustain long-term growth

-   Organic growth in marketing investment of 27.0%, ahead of organic net sales growth.
-   Continued capex investment in production capacity, digital capabilities and consumer experiences.

Delivered strong cash generation

-   Net cash flow from operating activities decreased £0.1 billion to £1.9 billion, and free cash flow decreased £0.2 billion to £1.6 billion, primarily due to lapping an exceptionally strong working capital benefit in the first half of fiscal 21.
-   Strong balance sheet, with leverage ratio(iii) of 2.5x at 31 December 2021, at the low end of our target range.

Continued progress in delivering Society 2030 goals

-   Opened our first carbon-neutral whiskey distillery in North America and broke ground on a carbon-neutral distillery in China.
-   Responsible drinking campaigns: launched 'Wrong Side of the Road' and continued roll out of 'Know When to Stop'.
-   Included in Dow Jones World Sustainability Index for fourth consecutive year.
-   Retained 'double A' status for both climate change and water security on CDP's lists.

Created long-term shareholder value

-   Increased basic eps by 24.7% to 84.3 pence and pre-exceptional eps by 22.5% to 85.6 pence.
-   Increased interim dividend by 5% to 29.36 pence per share.
-   Completed £0.5 billion of share buybacks as part of return of capital programme of up to £4.5 billion.
-   Accelerating timeline to complete return of capital programme during fiscal 23.

See Explanatory notes for explanation and reconciliation of non-GAAP measures, including organic net sales, organic operating profit, free cash flow, eps before exceptionals, ROIC, adjusted net debt, adjusted EBITDA and tax rate before exceptional items.

(i)      IWSR, 2021 (20 TBA markets, approximately 75% of industry TBA volume).
(ii)     Internal estimates incorporating AC Nielsen, Association of Canadian Distillers, Dichter & Neira, Frontline, Intage, IRI, ISCAM, NABCA, Scentia, State Monopolies, TRAC, IPSOS and other third-party providers. All analysis of data has been applied with a tolerance of +/- 3 bps. Percentages represent percent of markets by total Diageo net sales contribution that have held or gained off-trade share. India, Nigeria and Canada share data represents total trade. Measured markets indicate a market where we have purchased any market share data. Market share data may include beer, wine, spirits or other elements. Measured market net sales value sums to 87% of total Diageo net sales value in first half of fiscal 22.
(iii)    Ratio of adjusted net borrowings to adjusted EBITDA.

Ivan Menezes, Chief Executive, said:

I am very pleased with our financial results, which build on our growth momentum in fiscal 21. We delivered strong organic net sales growth across all regions and operating margin expansion. This performance demonstrates our world-class brand building capability, supply chain excellence and agile culture, and reflects the strength of our portfolio across geographies, categories and price tiers.

In the off-trade channel, where consumer demand has remained resilient, we have gained or held market share across the majority of our measured markets. We also benefitted from the continued recovery of the on-trade channel, particularly in Europe and North America.

Strong sales volume growth and continued premiumisation drove an improvement in organic operating margin during the half. This was achieved while increasing our investment in marketing to gain share and support innovation, particularly in North America and Greater China. In addition, our focus on revenue growth management and productivity savings are helping to mitigate the impact of cost inflation.

Strong cash flow generation is enabling re-investment in sustainable long-term growth. We are expanding our production capacity, enhancing our digital capabilities, investing in talent and progressing with our ambitious 10-year sustainability plan. During the half, we also returned £0.5 billion to shareholders via share buybacks and we are accelerating the timeline of our return of capital programme of up to £4.5 billion to now be completed during fiscal 23.

We have made a strong start to fiscal 22. While we expect near-term volatility to remain, including potential impacts from Covid-19, global supply chain constraints and rising cost inflation, I am confident in our ability to successfully navigate these disruptions through the remainder of the year. Over the medium-term, from fiscal 23 to fiscal 25, we continue to expect organic net sales to consistently grow within a range of 5% to 7% and organic operating profit to grow sustainably within a range of 6% to 9%.

Financial performance
Volume (equivalent units)			Operating profit			Earnings per share (eps)
EU140.2m			£2,743m			84.3p
(F21 H1: EU 128.3 m)			(F21 H1: £2,239m)			(F21 H1: 67.6p)
Reported movement	9%	h	Reported movement	23%	h	Reported movement	25%	h
Organic movement(i)	9%	h	Organic movement(i)	25%	h	Eps before exceptional items(i)	22%	h

Net sales			Net cash from operating activities			Interim dividend per share
£7,957m			£1,947m			29.36p
(F21 H1: £6,874m)			(F21 H1: £1,998m)			(F21 H1: 27.96p)
Reported movement	16%	h	F22 H1 free cash flow(i) £1,575m			Increase	5%	h
Organic movement(i)	20%	h	F21 H1 free cash flow(i) £1,753m

(i)      See Explanatory notes for explanation and reconciliation of non-GAAP measures.

Key financial information
Six months ended 31 December 2021

Summary financial information

		F22 H1	F21 H1	Organic growth %	Reported growth %
Volume	EUm	140.2	128.3	9	9
Net sales	£ million	7,957	6,874	20	16
Marketing	£ million	1,351	1,085	27	25
Operating profit before exceptional items	£ million	2,743	2,256	25	22
Exceptional operating items(i)	£ million	-	(17)
Operating profit	£ million	2,743	2,239		23
Share of associate and joint venture profit after tax	£ million	190	154		23
Non-operating exceptional items(i)	£ million	(31)	5
Net finance charges	£ million	(180)	(200)
Exceptional taxation (charge)/credit(i)	£ million	-	(42)
Tax rate including exceptional items	%	23.3	24.4		(5)
Tax rate before exceptional items	%	23.0	22.4		3
Profit attributable to parent company's shareholders	£ million	1,965	1,580		24
Basic earnings per share	pence	84.3	67.6		25
Basic earnings per share before exceptional items	pence	85.6	69.9		22
Interim dividend	pence	29.36	27.96		5
(i)      For further details on exceptional items see Summary income statement, (c) Exceptional items and Notes, 3. Exceptional items.

Reported growth by region

	Volume		Net sales		Marketing		Operating profit before exceptional items		Operating profit
	%	EUm	%	£ million	%	£ million	%	£ million	%	£ million
North America	1	0.3	10	263	24	105	6	69	6	69
Europe	23	5.4	21	309	22	55	37	167	43	184
Asia Pacific	4	1.7	10	136	16	36	17	65	17	65
Africa	15	2.5	17	123	21	18	85	81	85	81
Latin America and Caribbean	16	2.0	41	240	60	47	69	136	69	136
Corporate	-	-	109	12	500	5	(33)	(31)	(33)	(31)
Diageo	9	11.9	16	1,083	25	266	22	487	23	504

Organic growth by region

	Volume		Net sales		Marketing		Operating profit before exceptional items
	%	EUm	%	£ million	%	£ million	%	£ million
North America	1	0.2	13	338	24	105	7	89
Europe	23	5.4	27	389	26	65	42	184
Asia Pacific	4	1.7	13	181	18	41	19	72
Africa	16	2.6	23	166	28	23	85	88
Latin America and Caribbean	16	2.0	45	258	65	50	80	152
Corporate	-	-	109	12	133	4	(36)	(35)
Diageo	9	11.9	20	1,344	27	288	25	550

First half of fiscal 19 to first half of fiscal 22 growth on a constant basis(i)

	First half of fiscal 19 to first half of fiscal 22 Reported growth %(i)	First half of fiscal 19 to first half of fiscal 22 Growth on a constant basis %(i)
Net sales
North America	26	34
Europe	7	17
Asia Pacific	10	14
Africa	6	26
Latin America and Caribbean	22	39
Corporate	(18)	(18)
Diageo	15	25
(i)      For further details on first half of fiscal 19 to first half of fiscal 22 growth on a constant basis see Explanatory notes, Growth on a constant basis.
See Explanatory notes for explanation and reconciliation of non-GAAP measures.

Net sales (£ million)

Reported net sales grew 15.8%
Organic net sales grew 20.0%
(i
Reported net sales grew 15.8%, driven by strong organic growth, partially offset by unfavourable foreign exchange.

Organic net sales growth of 20.0% reflects organic volume growth of 9.3% and positive price/mix of 10.7%. All regions grew organic net sales, driven by the recovery of the on-trade channel, resilient consumer demand in the off-trade channel and market share gains. Growth was supported by favourable industry trends of spirits taking share of total beverage alcohol and premiumisation(i).

The positive price/mix benefit was primarily driven by mix, reflecting the strong growth of premium plus brands, particularly in scotch, tequila and Chinese white spirits, as well as the continued recovery of the on-trade channel in Europe and North America and the partial recovery of Travel Retail. There was also a price benefit, primarily from price increases in Latin America and Caribbean, Africa and North America.

Net sales	£ million
F21 H1	6,874
Exchange(ii)	(271)
Acquisitions and disposals	17
Reclassification(iii)	(7)
Volume	624
Price/mix	720
F22 H1	7,957
(i)      IWSR, 2021 (20 TBA markets, approximately 75% of industry TBA volume).
(ii)     Exchange rate movements reflect the adjustment to recalculate the reported results as if they had been generated at the prior period weighted average exchange rates.
(iii)    For the six months ended 31 December 2021, £7 million has been reclassified from cost of sales to excise duties.

Operating profit (£ million)

Reported operating profit grew 22.5%
Organic operating profit grew 24.7%
Reported operating profit increased 22.5%, primarily due to growth in organic operating profit. This was partially offset by the negative impact of adverse exchange rate movements.

Organic operating profit grew 24.7%, ahead of organic net sales growth, driven by growth across all regions.

Operating profit	£ million
F21 H1	2,239
Exceptional operating items(i)	17
Exchange	(87)
Acquisitions and disposals	(10)
FVR(ii)	34
Organic movement	550
F22 H1	2,743
(i)      For further details on exceptional operating items see Summary income statement, (c) Exceptional items and Notes, 3. Exceptional items.
(ii)     Fair value remeasurements. For further details see Summary income statement, (d) Fair value remeasurement.

Operating margin (%)

Reported operating margin increased 190bps
Organic operating margin increased 131bps
Reported operating margin increased 190bps, primarily driven by an increase in organic operating margin.

Organic operating margin increased 131bpsdriven by a strong recovery in gross margin and leverage on operating costs, while increasing marketing investment. Latin America and Caribbean, Europe and Africa largely drove the operating margin improvement, partially offset by a decline in North America.

Gross margin increased 147bps, primarily driven by positive mix and improved fixed cost absorption from volume growth. Supply productivity savings and price increases more than offset the impact of cost inflation.

Operating margin	ppt
F21 H1	32.6
Exceptional operating items(i)	0.25
Exchange	0.05
Acquisitions and disposals	(0.17)
Other(ii)	0.46
Gross margin	1.47
Marketing	(0.92)
Other operating items	0.76
F22 H1	34.5
(i)      For further details on exceptional operating items see Summary income statement, (c) Exceptional items and Notes, 3. Exceptional items.
(ii)     Fair value remeasurements and reclassification. For the six months ended 31 December 2021, £7 million has been reclassified from cost of sales to excise duties.

Basic earnings per share (pence)

Basic eps increased 24.7% from 67.6 pence to 84.3 pence
Basic eps before exceptional items(i) increased 22.5% from 69.9 pence to 85.6 pence
Basic eps increased 16.7 pence primarily driven by organic operating profit growth, partially offset by higher tax, and an unfavourable foreign exchange impact.

Basic eps before exceptional items increased 15.7 pence.

(

Basic earnings per share	pence
F21 H1	67.6
Exceptional items after tax(ii)	1.0
Exchange on operating profit	(3.7)
Acquisitions and disposals(iii)	(0.5)
Organic operating profit	23.5
Associates and joint ventures	1.5
Finance charges(iv)	1.0
Tax(v)	(5.9)
Share buyback	0.2
Non-controlling interests	(1.8)
FVR(vi)	1.4
F22 H1	84.3

(i)      See Explanatory notes for explanation of the calculation and use of non-GAAP measures.
(ii)     For further details on exceptional items see Summary income statement, (c) Exceptional items and Notes, 3. Exceptional items.
(iii)    Includes finance charges net of tax.
(iv)    Excludes finance charges related to acquisitions and disposals.
(v)     Excludes tax related to acquisitions and disposals.
(vi)    Fair value remeasurements. For further details see Summary income statement, (d) Fair value remeasurement.

Net cash from operating activities and free cash flow (£ million)

Generated £1,947 million net cash from operating activities(i) and £1,575 million free cash flow.
Net cash from operating activities was £1,947 million, a decrease of £51 million compared to the first half of fiscal 21. Free cash flow decreased by £178 million to £1,575 million.

Free cash flow was lower than in the first half of fiscal 21, as strong growth in operating profit was more than offset by the impact of lapping an exceptionally strong working capital benefit in the first half of fiscal 21, increased capex, a negative foreign exchange impact and higher cash tax paid.

The working capital benefit in the first half of fiscal 21 was due to a large increase in creditors as operating performance recovered during the half, following reduced volumes and cost control measures in the second half of fiscal 20.

The negative cash flow impact from 'other' items was due to lapping a payment of £82 million from Moët Hennessy, which was received in the first half of fiscal 21 but related to the financial year ended December 2019.

Free cash flow	£ million
F21 H1 Net cash from operating activities	1,998
F21 H1 Capex and movements in loans and other investments	(245)
F21 H1 Free cash flow	1,753
Exchange(ii)	(87)
Operating profit(iii)	621
Working capital(iv)	(481)
Capex	(133)
Tax	(62)
Interest	38
Other(v)	(74)
F22 H1 Free cash flow	1,575
F22 H1 Capex and movements in loans and other investments	372
F22 H1 Net cash from operating activities	1,947
(i)      Net cash from operating activities excludes net capex (F22 H1 - £(375) million; F21 H1 - £(242) million) and movements in loans and other investments. Net capex movement was £(133) million compared to the first half of fiscal 21.
(ii)     Exchange on operating profit before exceptional items.
               (iii)    Operating profit excludes exchange, depreciation and amortisation, post-employment charges of £(10) million and other non-cash items.
              (iv)    Working capital movement includes maturing inventory.
(v)     Other items include dividends received from associates and joint ventures, post-employment payments and movements in loans and other investments.

Return on average invested capital (%)(i)

ROIC increased 352bps
ROIC increased 352bps, driven mainly by organic operating profit growth, partially offset by increased tax.

Return on average invested capital	ppt
F21 H1	15.8
Exchange	0.27
Acquisitions and disposals	(0.40)
Organic operating profit	5.01
Associates and joint ventures	0.24
Tax	(1.51)
Other	(0.11)
F22 H1	19.3
(i)      ROIC calculation excludes exceptional operating items from operating profit.

Fiscal 22 outlook

Net sales
We expect organic net sales momentum to continue through the second half of fiscal 22, albeit we are lapping a tougher comparator. We believe we are well positioned to benefit from resilience in the off-trade and continued recovery in the on-trade. However, we expect near-term volatility to remain, including potential impacts from Covid-19 and global supply chain constraints, and for disruption in Travel Retail to continue.

In North America, we expect consumer demand to remain resilient, albeit we are lapping a tougher comparator. We will continue to invest ahead of net sales growth in marketing and innovation to underpin growth in our well-positioned portfolio.

In Europe, we expect to benefit from continued recovery in the on-trade to the extent that restrictions ease. We expect the off-trade channel to remain resilient.

In Asia Pacific, Africa and Latin America and Caribbean, we will continue to build on the momentum in the first half, recognising that disruption related to Covid-19 will likely persist in these markets.

Operating margin
During the second half of fiscal 22, we expect organic operating profit to grow ahead of organic net sales. We expect organic operating margin to benefit from growth in sales volumes, favourable channel mix and premiumisation trends. We expect our focus on everyday efficiency and revenue growth management to help mitigate the impact of cost inflation. We will continue to invest in marketing and commercial capabilities, particularly in North America and China.

Exchange
We are not able to provide specific guidance for foreign exchange in relation to fiscal 22. If we applied exchange rates of £1=$1.36 and £1=€1.20, we would expect a negative impact on net sales and operating profit in the second half of fiscal 22. However, we would expect the impact to be significantly lower than in the first half of fiscal 22.

Taxation
We expect the tax rate before exceptional items to be in the range of 22.0% to 24.0% in fiscal 22. For further details on taxation see Summary income statement, (e) Taxation and Notes, 5. Taxation.

Effective interest rate
We expect the effective interest rate to be in the range of 2.7% to 3.0% in fiscal 22.

Capital expenditure
We expect capital expenditure to be in the range of £950 million to £1 billion in fiscal 22 as we invest behind our strategic priorities, including projects that were delayed in fiscal 21 due to Covid-19.

Notes to the business and financial review

Unless otherwise stated:
-   movements in results are for the six months ended 31 December 2021 compared to the six months ended 31 December 2020
-   commentary below refers to organic movements unless stated as reported
-   volume is in millions of equivalent units (EUm)
-   net sales are sales after deducting excise duties
-   percentage movements are organic movements unless stated as reported
-   share refers to value share

See Explanatory notes for explanation of the calculation and use of non-GAAP measures.

Business review

North America

-   Reported net sales grew 10%, primarily reflecting strong organic growth. Net sales were unfavourably impacted by foreign exchange, mainly due to weakening of the US dollar.

-    Organic net sales increased 13%, building on strong growth in the first half of fiscal 21, largely driven by US Spirits.

-   US Spirits grew 15%, reflecting the recovery of the on-trade channel, resilient consumer demand in the off-trade channel and market share gains. Growth was underpinned by favourable industry trends of premiumisation and spirits taking share of total beverage alcohol.

-   US Spirits price/mix benefit of 12% reflects strong growth in super-premium plus products, positive channel mix from recovery of the on-trade and price increases.

-   US spirits growth was primarily driven by tequila, up 61%, as well as strong growth in Canadian whisky, scotch and vodka, which more than offset declines in rum, US whiskey and Baileys.

-   Beer grew 1%, reflecting the recovery of Guinness in the on-trade, offset by a decline in flavoured malt beverages.

-   Organic operating margin decreased by 224bps, primarily reflecting upweighted investment in marketing, as well as lapping lower discretionary expenditure. Benefits from pricing, productivity savings and other items mostly offset cost inflation and an adverse category mix.

Key financials £ million:
	F21 H1	Exchange	Acquisitions and disposals	Organic movement	Other(i)	F22 H1	Reported movement%
Net sales	2,701	(93)	18	338	-	2,964	10
Marketing	443	(14)	15	105	(1)	548	24
Operating profit	1,226	(20)	(9)	89	9	1,295	6

Markets:					Global giants, local stars and reserve(iii):
	Organic volume movement	Reported volume movement	Organic net sales movement	Reported net sales movement		Organic volume movement(iv)	Organic net sales movement	Reported net sales movement
	%	%	%	%		%	%	%
North America(ii)	1	1	13	10	Crown Royal	5	11	7
					Smirnoff	(4)	(5)	(8)
US Spirits	3	3	15	11	Johnnie Walker	7	19	15
DBC USA(ii)	(2)	2	1	1	Captain Morgan	(11)	(14)	(17)
Canada	(6)	(6)	(2)	(2)	Don Julio	41	44	38
					Ketel One(v)	10	21	16
Spirits	1	1	14	11	Guinness	10	9	6
Beer	(2)	(2)	1	(3)	Baileys	(10)	(7)	(10)
Ready to drink(ii)	4	45	9	47	Bulleit	(17)	(19)	(22)
					Cîroc vodka	9	17	13
					Casamigos	82	86	79
					Tanqueray	4	10	7

(i)      Fair value remeasurements. For further details see  Summary income statement, (d) Fair value remeasurement.
(ii)     Reported volume movement impacted by acquisitions. For further details see Explanatory notes, Organic growth excluding Travel Retail and Guinness.
(iii)    Spirits brands excluding ready to drink and non-alcoholic variants.
(iv)    Organic equals reported volume movement.
(v)     Ketel One includes Ketel One vodka and Ketel One Botanical.

North America contributed	North America organic net sales grew
37% of Diageo reported net sales in first half of fiscal 22	13% in first half of fiscal 22
Market highlights

US Spirits
Strong growth driven by on-trade recovery
Net sales increased 15%, reflecting recovery of the on-trade channel, resilient consumer demand in the off-trade channel and market share gains. Shipments were broadly in line with depletions, with some variation on certain brands.

The tequila category benefitted from strong growth reflecting its broad occasion appeal. Net sales increased 61%, with Casamigos growing 87% and Don Julio growing 43%, with both brands gaining share of the spirits market and tequila category. This reflects strong volume growth and the benefit of price increases. This strong performance was delivered despite constraints on the supply of certain aged variants.

Crown Royal net sales increased 12%, with strong growth in the core variant. Supply constraints of aged liquid led to slower growth of flavour variants and a decline in Crown Royal's share of the Canadian whisky category.

Scotch grew 11% and gained share of the spirits market and the scotch category. Johnnie Walker net sales grew 16%, with double-digit growth in Johnnie Walker Blue Label and Johnnie Walker Black Label, as well as benefitting from the launch of Johnnie Walker High Rye. Buchanan's net sales increased 8% and gained share of both the spirits market and the scotch category. Scotch malts declined 5%, primarily due to a decline in Lagavulin as a result of liquid constraints.

Vodka net sales grew 8%. Ketel One net sales increased 21%, primarily driven by strong growth in the core variant, as well as continued growth of Ketel One Botanical. Cîroc net sales growth of 16% was largely driven by strong performance of the Cîroc Pomegranate, Summer Watermelon and Summer Citrus flavour variants. Smirnoff sales declined 5%, primarily due to lower sales of the core variant, Smirnoff No.21 Red, which were only partially offset by growth from recent innovations, including Smirnoff Pink Lemonade.

Captain Morgan net sales declined 15% and the brand lost share of the rum category, primarily driven by a decline in Captain Morgan Spiced.

Bulleit net sales declined 19% and the brand lost share of the US whiskey category due to glass supply constraints, which impacted production volumes.

Baileys net sales declined 9%, primarily reflecting a decline of Baileys Original, due to lapping strong growth in the first half of fiscal 2021.

Spirits-based ready to drink net sales grew 50%, primarily driven by strong performance of Crown Royal Cocktails.

Diageo Beer Company USA
Recovery in Guinness offset by decline in flavoured malt beverages
Net sales grew 1%. Recovery of Guinness in the on-trade was broadly offset by a decline in flavoured malt beverages.  Growth in Smirnoff Ice was more than offset by a decline in seltzers.

Canada
Slight decline in net sales
Canada net sales declined 2%, primarily reflecting declines in ready to drink, rum and Canadian whisky, which were partially offset by growth in tequila and scotch.

Marketing
Increased investment ahead of net sales growth
Marketing investment grew 24%, ahead of net sales, driven by continued investment in growth opportunities across key brands, informed by our marketing analytics tools.

Europe

-   Reported net sales increased 21%, primarily driven by strong organic growth. Net sales were unfavourably impacted by foreign exchange, mainly due to the weakening of the Turkish lira and the euro.

-   Organic net sales increased 27%, lapping a decline in the first half of fiscal 21, with strong double-digit growth in all markets.

-   Growth was driven by the recovery of the on-trade channel, particularly in Great Britain, Southern Europe and Ireland, as well as resilient consumer demand in the off-trade channel, where Diageo continued to gain market share.

-   Spirits net sales grew 24%, with broad-based growth across scotch, vodka, Baileys, gin, rum and raki. Growth was underpinned by the spirits category gaining share of total beverage alcohol and premiumisation.

-   Beer net sales grew 44%, driven by a strong increase in Guinness as on-trade restrictions eased in Ireland and Great Britain.

-   Strong improvement in organic operating margin of 351bps primarily reflects leverage on operating costs as organic net sales recovered strongly. Benefits from positive channel mix, productivity savings and improved fixed cost absorption more than offset cost inflation

Key financials £ million:
	F21 H1	Exchange	Acquisitions and disposals	Organic movement	Other(i)	F22 H1	Reported movement %
Net sales	1,443	(83)	3	389	-	1,752	21
Marketing	252	(11)	1	65	-	307	22
Operating profit before exceptional items	446	(44)	(1)	184	28	613	37
Exceptional operating items(ii)	(17)					-
Operating profit	429					613	43

Markets:					Global giants and local stars(iii):
	Organic volume movement	Reported volume movement	Organic net sales movement	Reported net sales movement		Organic volume movement(iv)	Organic net sales movement	Reported net sales movement
	%	%	%	%		%	%	%
Europe	23	23	27	21	Guinness	32	46	42
					Johnnie Walker	32	39	32
Great Britain	15	15	19	19	Baileys	22	19	16
Northern Europe	20	20	13	8	Smirnoff	31	29	26
Southern Europe	32	32	32	25	Captain Morgan	23	23	20
Eastern Europe	20	20	25	24	Yenì Raki	10	11	(14)
Ireland	26	26	49	43	Tanqueray	44	41	36
Turkey	24	24	43	9	J&B	20	24	17

Spirits	22	22	24	17
Beer	27	27	44	40
Ready to drink	30	30	28	25
(i)      Fair value remeasurements. For further details see Summary income statement, (d) Fair value remeasurement.
(ii)    For further details on exceptional operating items see Summary income statement, (c) Exceptional items and Notes, 3. Exceptional items.
(iii)   Spirits brands excluding ready to drink and non-alcoholic variants.
(iv)    Organic equals reported volume movement, except for Smirnoff, which had reported volume movement of 32% due to a reclassification.

Europe contributed	Europe organic net sales grew
22% of Diageo reported net sales in first half of fiscal 22	27% in first half of fiscal 22
Market highlights
Great Britain
Strong recovery of the on-trade and off-trade resilience
Net sales increased 19%, primarily driven by recovery in the on-trade and resilient consumer demand in the off-trade. Spirits grew 13%, with broad-based growth across vodka, Baileys and rum, partially offset by a decline in gin. Vodka grew 21%, largely driven by Smirnoff No.21 Red and the launch of Smirnoff Raspberry Crush. Guinness grew strongly as the on-trade recovered, with net sales growth of over 30%. Ready to drink grew 34%, reflecting positive category momentum and innovation.

Northern Europe
Strong net sales growth across channels
Net sales increased 13%, reflecting continued strong performance in the off-trade, recovery of the on-trade and market share gains. Growth was broad-based across key categories.

Southern Europe
Strong recovery in the on-trade channel
Net sales increased 32%, lapping a decline in the first half of fiscal 21. Growth reflects the easing of on-trade restrictions and the gradual recovery of tourism. Scotch grew 20%, driven by Johnnie Walker and J&B. Gin, rum and Baileys delivered strong double-digit growth.

Eastern Europe
Off-trade momentum and on-trade recovery
Net sales increased 25%, lapping a decline in the first half of fiscal 2021, which reflects continued momentum in the off-trade and recovery in the on-trade. Growth was predominantly driven by Johnnie Walker, Captain Morgan and Baileys.

Ireland
Partial easing of on-trade restrictions drove strong growth
Net sales increased 49%, lapping a significant decline in the first half of fiscal 21. Guinness net sales grew over 76%, benefitting from the partial recovery of the on-trade.

Turkey
Strong growth in challenging economic environment
Net sales increased 43%, driven by price increases and strong volume growth, as restrictions eased in the on-trade. Scotch grew 90%, driven by Johnnie Walker. Raki grew 20%, primarily driven by our more premium variant Tekirdağ Raki.

Travel Retail Europe
Partial recovery as travel restrictions eased
Net sales partially recovered as travel restrictions eased across Europe and duty-free sales between the UK and mainland Europe were reinstated following Brexit.

Marketing
Increased investment broadly in line with net sales growth
Investment increased 26% as the on-trade recovered and to support off-trade market share gains.

Asia Pacific

-   Reported net sales grew 10%, primarily reflecting strong organic growth. Net sales were unfavourably impacted by foreign exchange, mainly due to the weakening of the Indian rupee.

-   Organic net sales grew 13%, lapping a decline in the first half of fiscal 21, driven by strong growth in Greater China and India.

-   Greater China net sales grew 18%, primarily driven by strong momentum in both Chinese white spirits and super-premium plus scotch.

-   Net sales grew 12% in India, reflecting strong consumer demand in the off-trade channel, recovery of the on-trade channel and strong premiumisation.

-   Net sales continued to recover in North Asia, South East Asia and Travel Retail Asia and Middle East, however, performance remained impacted by on-trade restrictions, international travel restrictions and reduced tourism related to Covid-19.

-    Australia net sales slightly declined, primarily due to lapping strong growth in the first half of fiscal 2021 and on-going Covid-19 restrictions.

-    Spirits grew 15%,  mainly driven by scotch, Chinese white spirits and IMFL whisky(i).

-   Organic operating margin improved by 141bps, reflecting positive category mix, primarily from strong growth in super-premium plus scotch and Chinese white spirits and leverage on operating costs. This was partially offset by cost inflation and increased marketing investment.

Key financials £ million:
	F21 H1	Exchange	Reclassification(ii)	Acquisitions and disposals	Organic movement	F22 H1	Reported movement %
Net sales	1,395	(38)	(7)	-	181	1,531	10
Marketing	227	(5)	-	-	41	263	16
Operating profit	386	(7)	-	-	72	451	17

Markets:					Global giants, local stars and reserve(iii):
	Organic volume movement	Reported volume movement	Organic net sales movement	Reported net sales movement		Organic volume movement(iv)	Organic net sales movement	Reported net sales movement
	%	%	%	%		%	%	%
Asia Pacific	4	3	13	10	Johnnie Walker	16	21	19
					McDowell's	3	5	-
India	4	4	12	7	Shui Jing Fang(v)	17	26	27
Greater China	7	7	18	18	Guinness	3	9	(8)
Australia	(2)	(2)	(2)	(4)	The Singleton	2	9	8
South East Asia	-	-	13	6	Smirnoff	8	12	10
North Asia	(14)	(14)	7	(1)	Windsor	(7)	(5)	(11)
Travel Retail Asia and Middle East	135	122	167	168	Bundaberg	-	(1)	(4)

Spirits	4	4	15	13
Beer	-	-	8	(9)
Ready to drink	(1)	(1)	(2)	(6)
(i)     Indian-Made Foreign Liquor (IMFL) whisky.
(ii)     For the six months ended 31 December 2021, £7 million has been reclassified from cost of sales to excise duties.
(iii)    Spirits brands excluding ready to drink and non-alcoholic variants.
(iv)    Organic equals reported volume movement, except for Smirnoff, which had reported volume movement of 7% due to a reclassification.
(v)     Growth figures represent total Chinese white spirits of which Shui Jing Fang is the principal brand.

Asia Pacific contributed	Asia Pacific organic net sales grew
19% of Diageo reported net sales in first half of fiscal 22	13% in first half of fiscal 22

Market highlights
India
Premiumisation drives strong growth, particularly in the prestige and above segment
Net sales grew 12%, driven by strong consumer demand in the off-trade channel, recovery of the on-trade channel and strong    premiumisation. Scotch and IMFL whisky grew 60% and 3% respectively, driven by Johnnie Walker and McDowell's. The prestige and above segment grew 19%, lapping a decline in the first half of fiscal 21. Net sales in the popular segment were broadly flat.

Greater China
Continued strong growth in Chinese white spirits

Net sales increased 18%. Growth was partially offset by a decline in Taiwan, which continued to be impacted by on-trade restrictions. Growth was driven by Chinese white spirits, which grew 25%. Scotch grew 6%, with strong double-digit growth in the super-premium plus segment and in mainland China.

Australia
Slight decline in sales lapping a strong comparator period
Net sales declined 2%, due to lapping strong growth in the first half of fiscal 2021, and the impact of continued on-trade restrictions in key states. Growth in Smirnoff and Johnnie Walker was more than offset by declines in ready to drink and Baileys.

South East Asia
Partial recovery as restrictions eased
Net sales grew 13%, lapping a decline in the first half of fiscal 21. Growth continued to be impacted by on-trade restrictions and reduced tourism. Scotch grew 10%, with double-digit growth in Johnnie Walker super deluxe variants and scotch malts.

North Asia
Continued strong off-trade performance
Net sales grew 7%, lapping a decline in the first half of fiscal 21, primarily driven by premiumisation. Korea net sales grew 11%, with double-digit growth in Johnnie Walker, partially offset by a decline in Windsor, which continued to be impacted by on-trade restrictions. Slower growth in Japan reflected the impact of Covid-19 related restrictions.

Travel Retail Asia and Middle East
Partial recovery as restrictions eased
Net sales partially recovered, lapping a significant decline in the first half of fiscal 21. Growth was primarily driven by the strong performance of Johnnie Walker.

Marketing
Increased investment behind strategic growth priorities
Investment increased 18%, ahead of net sales, mainly in Greater China, across Chinese white spirits and scotch. South East Asia and North East Asia also invested ahead of net sales.

Africa

-   Reported net sales grew 17%, primarily driven by strong organic growth. Net sales were unfavourably impacted by foreign exchange, mainly due to the weakening of the Nigerian naira and Kenyan shilling.

-    Organic net sales grew 23%, lapping flat sales in the first half of fiscal 21, with growth across all markets.

-   Strong growth in East Africa and Nigeria was driven by the continued recovery of the on-trade channel, particularly in Kenya, as well as price increases, positive mix and focused execution of our total beverage alcohol strategy.

-   Growth in Africa Regional Markets reflected a good performance across all markets except Ethiopia, which continued to decline.

-   Growth in South Africa was impacted by continued on-trade and off-trade restrictions related to Covid-19, as well as economic and social challenges.

-   Beer net sales grew 24%, primarily driven by Malta Guinness and Guinness.

-   Spirits net sales grew 18%, driven by double-digit growth in both mainstream and international spirits, particularly scotch and gin.

-    Organic operating margin improved 723bps, primarily driven by price increases and leverage on operating costs. The benefit from price increases, higher fixed cost absorption and productivity savings more than offset cost inflation.

Key financials £ million:
	F21 H1	Exchange	Acquisitions and disposals	Organic movement	F22 H1	Reported movement %
Net sales	745	(39)	(4)	166	868	17
Marketing	84	(5)	-	23	102	21
Operating profit	95	(7)	-	88	176	85

Markets:					Global giants and local stars(ii):
	Organic volume movement	Reported volume movement	Organic net sales movement	Reported net sales movement		Organic volume movement(iii)	Organic net sales movement	Reported net sales movement
	%	%	%	%		%	%	%
Africa	16	15	23	17	Guinness	8	19	11
					Johnnie Walker	12	19	18
East Africa	23	23	22	17	Smirnoff	11	15	15
Africa Regional Markets	8	8	12	7
Nigeria	13	13	51	36	Other beer:
South Africa(i)	8	5	7	5
					Malta Guinness	55	69	54
Spirits	12	12	18	15	Senator	43	38	32
Beer	19	19	24	17	Tusker	7	14	10
Ready to drink(i)	18	7	36	17	Serengeti	3	3	(1)
(i)      Reported volume movement impacted by disposals. For further details see Explanatory notes, Organic growth excluding Travel Retail and Guinness.
(ii)     Spirits brands excluding ready to drink and non-alcoholic variants.
(iii)    Organic equals reported volume movement, except for Johnnie Walker, which had reported volume movement of 11% due to a reclassification.

Africa contributed	Africa organic net sales grew
11% of Diageo reported net sales in first half of fiscal 22	23% in first half of fiscal 22
Market highlights
East Africa
Strong growth lapping a decline in the first half of fiscal 2021
Net sales grew 22%, with all markets growing double-digit. Kenya grew 27%, lapping a decline in the first half of fiscal 2021, with strong growth in beer as the on-trade recovered, and spirits, with particular strength in mainstream gin. Double-digit growth in Uganda and Tanzania was primarily driven by strong performance in beer, which benefitted from a partial recovery of the on-trade.

Africa Regional Markets
Growth driven primarily by strong beer performance
Net sales grew 12%, with growth in all markets except Ethiopia. Double-digit growth in beer was led by Guinness and Malta Guinness, which benefitted from the recovery of the on-trade channel and price increases.

Nigeria
Strong growth across total beverage alcohol categories
Net sales grew 51%, benefitting from price increases, resilient consumer demand and the benefit from improved route to consumer across the business. Double-digit growth in beer, mainstream spirits and international premium spirits reflects continued recovery of the on-trade channel and momentum in the off-trade. Growth in beer was primarily driven by Malta Guinness and Guinness. Double-digit growth in ready to drink was primarily driven by Smirnoff.

South Africa
Continued impact from economic and social challenges and Covid-19 related restrictions
Net sales grew by 7%, lapping a decline in the first half of fiscal 21. Growth was primarily driven by Johnnie Walker and Smirnoff, partially offset by a decline in gin.

Marketing
Investing ahead of net sales as region recovers
Marketing investment increased 28%, ahead of net sales growth, lapping a decline in the first half of fiscal 21. Investment focused on key categories, as well as e-commerce and new route to consumer opportunities.

Latin America and Caribbean

-   Reported net sales grew 41%, primarily reflecting strong organic growth. Net sales were unfavourably impacted by foreign exchange, mainly due to weakening of the Colombian peso and the Brazilian real.

-   Organic net sales increased 45%, lapping a slight decline in the first half of fiscal 21, driven by strong double-digit growth in all markets.

-   Growth was driven by the recovery in the on-trade channel and resilient consumer demand in the off-trade channel, where Diageo continued to gain market share. Growth also reflects positive mix from strong growth of premium plus scotch and price increases across key markets.

-    Spirits net sales grew 46%, with growth across key categories, particularly scotch.

-   Organic operating margin improved by 797bps driven by premiumisation, price increases and leverage on operating costs. This was partially offset by an increase in marketing investment and cost inflation.

Key financials £ million:
	F21 H1	Exchange	Acquisitions and disposals	Organic movement	Other(i)	F22 H1	Reported movement %
Net sales	579	(18)	-	258	-	819	41
Marketing	78	(3)	-	50	-	125	60
Operating profit	197	(13)	-	152	(3)	333	69

Markets:					Global giants and local stars(ii):
	Organic volume movement	Reported volume movement	Organic net sales movement	Reported net sales movement		Organic volume movement(iii)	Organic net sales movement	Reported net sales movement
	%	%	%	%		%	%	%
Latin America and Caribbean					Johnnie Walker	43	63	60
	16	16	45	41	Buchanan's	58	72	67
					Old Parr	56	70	65
PUB	4	4	30	25	Smirnoff	32	25	23
Mexico	-	-	13	13	Black & White	(13)	(1)	(5)
CCA	37	37	68	68	Tanqueray	45	40	36
Andean	19	19	52	40	Baileys	34	45	41
PEBAC	63	63	107	100

Spirits	15	15	46	42
Beer	19	19	12	7
Ready to drink	38	38	55	48
(i)     Fair value remeasurements. For further details see Summary income statement, (d) Fair value remeasurement.
(ii)    Spirits brands excluding ready to drink and non-alcoholic variants.
(iii)   Organic equals reported volume movement.

Latin America and Caribbean contributed	Latin America and Caribbean organic net sales grew
11% of Diageo reported net sales in first half of fiscal 22	45% in first half of fiscal 22

Market highlights
PUB (Paraguay, Uruguay and Brazil)
Strong broad-based growth in several key categories
Net sales increased 30%, primarily driven by scotch. Growth in ready to drink, gin, and vodka was partially offset by a decline in cachaça. Scotch net sales increased 35%, with double-digit growth in Johnnie Walker, Buchanan's, White Horse and Old Parr. Brazil net sales grew 27%, reflecting continued momentum in the off-trade channel, price increases and recovery in the on-trade channel.

Mexico
Partial recovery as restrictions ease
Net sales increased 13%, lapping a decline in the first half of fiscal 21. Scotch net sales grew 24%, driven by Johnnie Walker and Buchanan's, which both benefitted from price increases. Tequila declined 5% due to constraints on the supply of certain aged variants.

CCA (Central America and Caribbean)
Resilient domestic consumption and partial recovery of the on-trade
Net sales grew 68%, lapping a decline in the first half of fiscal 21. Growth was driven by resilient domestic consumption and partial recovery of the on-trade. Scotch net sales increased 74%, driven by strong growth in Johnnie Walker, Buchanan's and Old Parr.

Andean (Colombia and Venezuela)
Growth driven by strong scotch performance in Colombia
Net sales increased 52%, driven by Colombia. Growth was primarily driven by scotch, which grew 45% due to double-digit growth in Buchanan's, Old Parr and Johnnie Walker.

PEBAC (Peru, Ecuador, Bolivia, Argentina and Chile)
Partial easing of restrictions drives strong growth across all markets
Net sales increased 107%, benefitting from strong performance of the off-trade, price increases, favourable category mix and recovery in the on-trade channel. Scotch delivered strong double-digit net sales growth, primarily driven by Johnnie Walker.

Travel Retail Latin America and Caribbean
Recovery as travel restrictions eased
Net sales recovered ahead of pre-Covid-19 levels due to the reopening of international travel.

Marketing
Investing ahead of net sales as region recovers
Marketing investment increased 65%, ahead of net sales, lapping a decline in the first half of fiscal 21. Investment focussed on strategic growth priorities.

Category and brand review

-    Spirits grew 20%, with growth across most categories, with particularly strong performance in scotch, tequila, vodka and gin. US whiskey declined due to glass supply constraints which impacted production volumes of Bulleit.

-    Scotch grew 27%, with Johnnie Walker growing 31%; both grew double-digits across all regions.

-    Tequila grew 56%, with Don Julio and Casamigos continuing to gain share of the fast-growing tequila category in US Spirits.

-    Vodka grew 14%, with growth across all regions, particularly in Europe and North America. Smirnoff, Ketel One and Cîroc grew strongly.

-    Gin grew  across all regions with strong double-digit growth in Europe, Africa and Latin America and Caribbean.

-    Beer grew 22%, primarily driven by strong growth of Guinness in Ireland, Great Britain and Africa.

-    Ready to drink grew 17%, with growth in all regions except Asia Pacific.

Key categories:
	Organic volume movement(i)%	Organic net sales movement %	Reported net sales movement %
Spirits(ii)	8	20	16
Scotch	18	27	23
Vodka(iii)(iv)	13	14	10
Canadian whisky	2	10	7
Rum(iii)	2	2	(2)
Liqueurs	13	11	7
Indian-Made Foreign Liquor (IMFL) whisky	2	3	(2)
Tequila	49	56	51
Gin(iii)	19	21	19
US whiskey	(10)	(8)	(11)
Beer	16	22	16
Ready to drink	15	17	17

(i)      Organic equals reported volume movement.
(ii)     Spirits brands excluding ready to drink and non-alcoholic variants.
(iii)    Vodka, rum, gin, including IMFL brands.
(iv)    Vodka includes Ketel One Botanical.

Scotch
26% of Diageo's reported net sales and grew 27%, following a decline in the first half of fiscal 2021
Growth in all regions, particularly Latin America and Caribbean, Asia Pacific and Europe.
-   Johnnie Walker net sales increased 31%, with double-digit growth in all regions.
-   Johnnie Walker Black Label grew 33%, with growth across all regions.
-   Johnnie Walker Blue Label grew 65%, with growth in all regions, particularly North America and Asia Pacific.
-   Johnnie Walker Red Label grew 20% with double-digit growth in Europe, Latin America and Caribbean, and Asia Pacific.
-   Primary scotch brands grew 13%, primarily driven by double-digit growth of Black Dog and Black & White in India.
-   Scotch malts grew 12%, primarily driven by strong growth in Asia Pacific.
-   Buchanan's and Old Parr net sales grew 42% and 64% respectively, primarily driven by strong growth in Latin America and Caribbean.

Vodka
10% of Diageo's reported net sales and grew 14%
Growth in all regions, with particularly strong performance in Europe and North America.
-   Smirnoff net sales increased 8%, with double-digit growth in all regions except North America, where net sales declined.
-   Cîroc grew 22%, primarily driven by strong growth in North America and Europe.
-   Ketel One grew 24%, primarily driven by North America, with strong growth in the core variant and Ketel One Botanical.

Tequila
9% of Diageo's reported net sales and grew 56%
Growth was mainly driven by the strong performance of Casamigos and Don Julio within the fast-growing tequila category in US Spirits, which benefitted from its broad occasion appeal.

Canadian whisky
7% of Diageo's reported net sales and grew 10%
Growth of Crown Royal in North America was primarily driven by continued momentum in the core variant. Supply constraints of aged liquid led to slower growth of flavour variants and a decline in Crown Royal's share of the Canadian whisky category.

Rum
5% of Diageo's reported net sales and grew 2%
Growth in Europe and Latin America and Caribbean was partially offset by a decline in North America. The decline of Captain Morgan in North America was partially offset by double-digit growth in Europe. Zacapa performed strongly, with double-digit growth in Europe, Latin American and Caribbean and North America.

Liqueurs
6% of Diageo's reported net sales and grew 11%
Growth was driven by Baileys Original in Europe and Latin America and Caribbean, partially offset by a decline in North America due to lapping strong growth in the first half of fiscal 2021.

Gin
5% of Diageo's reported net sales and grew 21%
Growth across all regions with strong double-digit growth in Europe, Africa and Latin America and Caribbean.
-   Strong growth in Europe was largely driven by Tanqueray and Gordon's in Southern Europe.
-   Strong growth in Africa was mainly driven by Gilbey's in Kenya.
-   Strong growth in Latin America and Caribbean was driven by double-digit growth of Tanqueray and Gordon's.

IMFL whisky
4% of Diageo's reported net sales and grew 3%, following a decline in the first half of fiscal 2021
Growth was primarily driven by McDowell's.

US whiskey
2% of Diageo's reported net sales and declined 8%
The decline was primarily driven by Bulleit, which was affected by glass supply constraints that impacted production volumes.

Beer
15% of Diageo's reported net sales and grew 22%
-   Guinness grew 27%, with strong growth in Europe and Africa, driven by the recovery of the on-trade.
-   Strong double-digit growth in Malta Guinness, which benefitted from the continued recovery of the on-trade and price increases in some markets.
-   Beer in Africa grew 24%, following a decline in the first half of fiscal 2021, driven by Malta Guinness and Guinness as the on-trade continued to recover and restrictions eased.
-   Smirnoff flavoured malt beverages declined, with growth in Smirnoff Ice more than offset by a decline in seltzers.

Ready to drink
4% of Diageo's reported net sales and grew 17%
Growth across all regions except Asia Pacific. Performance in Asia Pacific was impacted by the slight decline of Bundaberg in Australia due to lapping a strong performance in the first half of fiscal 2021.

Global giants, local stars and reserve(i):
	Organic volume movement(ii)%	Organic net sales movement %	Reported net sales movement %
Global giants
Johnnie Walker	25	31	28
Smirnoff	12	8	6
Baileys	13	10	6
Captain Morgan	2	(2)	(5)
Tanqueray	24	25	21
Guinness	16	27	20
Local stars
Crown Royal	4	11	7
Yenì Raki	10	11	(14)
Buchanan's	39	42	37
JƐB	18	20	15
Windsor	(7)	(5)	(11)
Old Parr	53	64	59
Bundaberg	-	(1)	(3)
Black & White	(1)	13	9
Ypióca	(24)	(11)	(15)
McDowell's	2	4	(1)
Shui Jing Fang(iii)	17	26	27
Reserve
Scotch malts	11	12	9
Cîroc vodka	15	22	18
Ketel One(iv)	15	24	19
Don Julio	25	38	34
Bulleit	(14)	(16)	(20)
Casamigos	84	88	81
(i)      Spirits brands excluding ready to drink and non-alcoholic variants.
(ii)     Organic equals reported volume movement.
(iii)    Growth figures represent total Chinese white spirits of which Shui Jing Fang is the principal brand.
(iv)    Ketel One includes Ketel One vodka and Ketel One Botanical.

Global giants
39% of Diageo's reported net sales and grew by 20%, following a decline in the first half of fiscal 2021
All brands grew net sales, except for Captain Morgan, which declined in North America. Johnnie Walker grew across all regions. Double-digit growth in Guinness was driven by strong performance in Europe and Africa.

Local stars
20% of Diageo's reported net sales and grew 17%
Growth was largely driven by double-digit growth in Buchanan's in Latin America and Caribbean and North America, Chinese white spirits in Greater China, Crown Royal in North America and Old Parr in Latin America and Caribbean.

Reserve
27% of Diageo's reported net sales and grew 31%
Growth was largely driven by the strong performance of Casamigos and Don Julio in US Spirits, Johnnie Walker Reserve variants in all regions and Chinese white spirits in Greater China. Bulleit net sales declined 16% and the brand lost share of the US whiskey category due to glass supply constraints which impacted production volumes.

Additional financial information
Six months ended 31 December 2021

Summary income statement
..

	31 December 2020	Exchange (a)	Acquisitions and disposals (b)	Organic movement(i)	Fair value remeasurement (d)	Reclassification(ii)	31 December 2021
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Sales	10,436	(491)	15	1,793	-	-	11,753
Excise duties	(3,562)	220	2	(449)	-	(7)	(3,796)
Net sales	6,874	(271)	17	1,344	-	(7)	7,957
Cost of sales	(2,661)	112	(13)	(400)	-	7	(2,955)
Gross profit	4,213	(159)	4	944	-	-	5,002
Marketing	(1,085)	37	(16)	(288)	1	-	(1,351)
Other operating items	(872)	35	2	(106)	33	-	(908)
Operating profit before exceptional items	2,256	(87)	(10)	550	34	-	2,743
Exceptional operating items (c)	(17)						-
Operating profit	2,239						2,743
Non-operating items (c)	5						(31)
Net finance charges	(200)						(180)
Share of after tax results of associates and joint ventures	154						190
Profit before taxation	2,198						2,722
Taxation (e)	(537)						(634)
Profit for the period	1,661						2,088
(i)     For the definition of organic movement see Explanatory notes.
(ii)    For the six months ended 30 December 2021, £7 million has been reclassified from cost of good sold to excise duties.

(a) Exchange
The impact of movements in exchange rates on reported figures for net sales and operating profit is principally in respect of the translation exchange impact of the strengthening of sterling against the US dollar, the euro, the Indian rupee and the Turkish lira.

The effect of movements in exchange rates and other movements on profit before exceptional items and taxation for the six months ended 31 December 2021 is set out in the table below.

Gains/(losses)
£ million
Translation impact	(101)
Transaction impact	14
Operating profit before exceptional items	(87)
Net finance charges - translation impact	7
Net finance charges - transaction impact	(2)
Net finance charges	5
Associates - translation impact	(9)
Profit before exceptional items and taxation	(91)

	Six months ended 31 December 2021	Six months ended 31 December 2020
Exchange rates
Translation £1 =	$1.36	$1.31
Transaction £1 =	$1.30	$1.34
Translation £1 =	€1.17	€1.11
Transaction £1 =	€1.15	€1.11

(b) Acquisitions and disposals
The acquisitions and disposals movement was primarily attributable to prior years' acquisitions in the six months ended 31 December 2021 partially offset by the impact of prior years' disposal.

See Movements in net borrowings and equity; Notes, 11. Acquisition of businesses; and Explanatory notes, Organic growth excluding Travel Retail and Guinness for further details.

(c) Exceptional items
Exceptional operating items in the six months ended 31 December 2021 were £nil before tax (2020 - £17 million loss).

In the six months ended 31 December 2020, an additional provision of TRY 152 million (£15 million) was recorded as an exceptional item in respect of the ongoing litigation in Turkey.

On 20 November 2020, the High Court of Justice of England and Wales issued a ruling that requires schemes to equalise pension benefits for men and women for the calculation of their guaranteed minimum pension liability (GMP) on historic transfers out, which resulted in an additional liability of £5 million. The corresponding expense was recognised as an exceptional operating item in the six months ended 31 December 2020, consistent with the charge in relation to the initial GMP ruling in the year ended 30 June 2019.

In the six months ended 31 December 2020, an inventory provision of £3 million was released in respect of inventories that had earlier been expected to be returned and destroyed as a consequence of the Covid-19 pandemic, resulting in an exceptional gain.

Non-operating items in the six months ended 31 December 2021 were £31 million loss (2020 - £5 million gain).

On 21 January 2022, Diageo agreed the sale of its Ethiopian subsidiary, Meta Abo Brewery Share Company (Meta). At 31 December 2021, the assets and liabilities of Meta were classified as held for sale and were measured at their fair value less costs to dispose. In the six months ended 31 December 2021, a loss of ETB 2,254 million (£33 million) was recognised as a non-operating item attributable to the prospective sale of Meta. At the completion of the transaction, the cumulative translation losses will be recycled to the income statement. At 31 December 2021, cumulative translation losses recognised in exchange reserves were £65 million.

In the six months ended 31 December 2021, ZAR 43 million (£2 million) (2020 - £5 million) of deferred consideration was paid to Diageo in respect of the sale of United National Breweries, resulting in a non-operating gain, which has been classified as exceptional item consistent with the original charge.

Exceptional tax charges in the six months ended 31 December 2021 were £nil (2020 - £42 million, attributable to a change in the applicable corporate tax rate in the Netherlands).

See Explanatory notes, (c) Exceptional items for the definition of exceptional items.

(d) Fair value remeasurement
The adjustment to cost of sales reflects the elimination of fair value changes for biological assets in respect of growing agave plants of £3 million gain for the six months ended 31 December 2021 and £3 million gain for the six months ended 31 December 2020. The adjustments to marketing and other operating expenses are the elimination of fair value changes to contingent consideration liabilities and earn out arrangements in respect of prior year acquisitions of £23 million gain for the six months ended 31 December 2021 and £11 million loss for the six months ended 31 December 2020.

(e) Taxation
The reported tax rate for the six months ended 31 December 2021 was 23.3% compared with 24.4% for the six months ended 31 December 2020.

For the six months ended 31 December 2021, income tax expense has been recognised based on management's best estimate of the weighted average annual income tax rate expected for the full financial year applied to the pre-tax income of the interim period in line with the relevant accounting standard.

On 15 December 2020, legislation was substantively enacted in the Netherlands to maintain the headline corporate tax rate at 25%, reversing a previously enacted reduction in the corporate tax rate to 21.7% from 2021. As a result of the change, an exceptional tax charge of £42 million was recognised for the six months ended 31 December 2020 in relation to the remeasurement of deferred tax liabilities.

The tax rate before exceptional items for the six months ended 31 December 2021 was 23.0% compared with 22.4% for the six months ended 31 December 2020.

We expect the tax rate before exceptional items for the year ending 30 June 2022 to be in the range of 22% - 24%.

(f) Dividend
The group aims to increase the dividend each year and the decision in respect of the dividend is made with reference to dividend cover as well as current performance trends including sales and profit after tax together with cash generation. Diageo targets dividend cover (the ratio of basic earnings per share before exceptional items to dividend per share) within the range of 1.8-2.2 times. For the year ended  30 June 2021 dividend cover was 1.6 times. It is expected that dividend increases will be maintained at roughly a mid-single digit rate as we look to build dividend cover and operate comfortably within the policy range.

An interim dividend of 29.36 pence per share will be paid to holders of ordinary shares and ADRs on the register as of 25 February 2022. The ex-dividend date is 24 February 2022. This represents an increase of 5% on last year's interim dividend. The interim dividend will be paid to ordinary shareholders on 7 April 2022. Payment to ADR holders will be made on 12 April 2022. A dividend reinvestment plan is available to holders of ordinary shares in respect of the interim dividend and the plan notice date is 11 March 2022.

(g) Return of capital
On 25 July 2019, the Board approved a return of capital programme to return up to £4.5 billion to shareholders over the three-year period from 1 July 2019 to 30 June 2022. Under the first phase of the programme, which ended on 31 January 2020, the company returned £1.25 billion to shareholders via share buybacks. Due to the impact of Covid-19, the original completion date for the programme has been extended by two years to 30 June 2024. The second phase of the programme of up to £1 billion to shareholders via share buybacks was initiated on 12 May 2021 and is expected to be completed no later than 4 March 2022.

Diageo will accelerate the return of capital programme to return up to £4.5 billion to shareholders, which we now expect to complete during the year ending 30 June 2023. The Board expects to consider the next phase of the programme in due course.

In the six months ended 31 December 2021, the company purchased 14.6 million ordinary shares at a cost of £538 million (including £3 million of transaction costs) (2020 - £nil). All shares purchased under the share buyback programme were cancelled. A financial liability of £184 million was established at 31 December 2021 representing the shares that were expected to be purchased by 27 January 2022.

Movements in net borrowings and equity

Movements in net borrowings

	2021	2020
	£ million	£ million
Net borrowings at 30 June	(12,109)	(13,246)
Free cash flow (a)	1,575	1,753
Acquisitions (b)	(134)	(364)
Sale of businesses and brands	2	5
Share buyback programme	(538)	-
Net sale of own shares for share schemes (c)	42	9
Purchase of treasury shares in respect of subsidiaries	(13)	-
Dividends paid to non-controlling interests	(51)	(53)
Net movements in bonds (d)	(769)	(216)
Purchase of shares of non-controlling interests (e)	-	(34)
Net movements in other borrowings (f)	38	(345)
Equity dividends paid	(1,040)	(992)
Net decrease in cash and cash equivalents	(888)	(237)
Net decrease in bonds and other borrowings	729	561
Exchange differences (g)	(31)	420
Other non-cash items (h)	(32)	(159)
Net borrowings at 31 December	(12,331)	(12,661)
(a) See Explanatory Notes, Free cash flow for the analysis of free cash flow.

(b) In the six months ended 31 December 2021, Diageo paid £110 million in relation to past acquisitions.

In the six months ended 31 December 2020, Diageo completed the acquisition of Aviation Gin and Davos Brands for a total consideration of $337 million (£263 million) in cash and contingent consideration of up to $275 million (£214 million) over a ten-year period linked to performance targets.

In both periods acquisitions also include additional investments as part of the Distill Ventures programme as well as deferred and contingent consideration paid in respect of previous acquisitions.

(c) Net sale of own shares comprised receipts from employees on the exercise of share options of £56 million (2020 - £10 million) less purchase of treasury shares for the future settlement of obligations under the employee share option schemes of £14 million (2020 - £1 million).

(d) In the six months ended 31 December 2021, the group repaid bonds of €900 million (£769 million).

In the six months ended 31 December 2020, the group issued bonds of €700 million (£636 million - net of discount and fee) and £395 million (including £5 million discount and fee) and repaid bonds of $696 million (£551 million) and €775 million (£696 million).

(e) In the six months ended 31 December 2020 , East African Breweries Limited, a subsidiary of Diageo, completed the purchase of 30% of the share capital of Serengeti Breweries Limited for $55 million (£42 million).

(f) In the six months ended 31 December 2021, the net movements in other borrowings principally arose from cash movement of foreign exchange swaps and forwards partially offset by the repayment of lease liabilities.

In the six months ended 31 December 2020, the net movements in other borrowings principally arose from cash movement of foreign exchange swaps and forwards.

(g) In the six months ended 31 December 2021, the exchange differences arising on net borrowings of £31 million is primarily driven by adverse exchange movements on US dollar denominated borrowings, partially offset by beneficial movement on euro denominated borrowings, cash and cash equivalents, foreign exchange swaps and forwards.

In the six months ended 31 December 2020, the exchange differences arising on net borrowings of £420 million was primarily driven by favourable exchange movements on US dollar and euro denominated borrowings, moderately offset by an unfavourable movement on cash and cash equivalents, foreign exchange swaps and forwards.

(h) In the six months ended 31 December 2021, other non-cash items are principally in respect of additional leases entered into during the period.

In the six months ended 31 December 2020, other non-cash items are principally in respect of fair value changes of cross currency interest rate swaps.

Movements in equity

	2021	2020
	£ million	£ million
Equity at 30 June	8,431	8,440
Profit for the period	2,088	1,661
Exchange adjustments (a)	29	(590)
Remeasurement of post employment plans net of taxation	453	(115)
Purchase of shares of non-controlling interests (b)	-	(42)
Dividends to non-controlling interests	(26)	(24)
Equity dividends paid	(1,040)	(992)
Share buyback programme (c)	(631)	-
Other reserve movements	27	40
Equity at 31 December	9,331	8,378
(a) Exchange movements in the six months ended 31 December 2021 primarily arose from exchange gains driven by the US dollar and the Indian rupee partially offset by the Turkish lira. Exchange movements in the six months ended 31 December 2020 primary arose from exchange losses driven by the US dollar, Indian rupee and the Turkish lira.

(b) In the six months ended 31 December 2020, East African Breweries Limited completed the purchase of 30% of the share capital of Serengeti Breweries Limited for $55 million (£42 million).

(c) See Summary income statement, (g) Return of capital for details of Diageo's return of capital programmes.

Post employment plans
The net surplus of the group's post employment benefit plans has increased by £614 million from £444 million at 30 June 2021 to £1,058 million at 31 December 2021. The increase in net surplus is predominantly attributable to the favourable change in the market value of assets held by the post employment schemes in the United Kingdom and Ireland.

The operating profit charge before exceptional items has decreased by £5 million from £54 million for the six months ended 31 December 2020 to £49 million for the six months ended 31 December 2021. The operating profit charge for the six months ended 31 December 2021 includes curtailment gains of £5 million in respect of redundancies in Diageo Pension Scheme and Guinness Ireland Group Pension Scheme.

Total cash contributions by the group to all post employment plans in the year ending 30 June 2022 are estimated to be approximately £120 million.

 Diageo condensed consolidated income statement

		Six months ended 31 December 2021	Six months ended 31 December 2020
	Notes	£ million	£ million
Sales	2	11,753	10,436
Excise duties		(3,796)	(3,562)
Net sales	2	7,957	6,874
Cost of sales		(2,955)	(2,661)
Gross profit		5,002	4,213
Marketing		(1,351)	(1,085)
Other operating items		(908)	(889)
Operating profit	2	2,743	2,239
Non-operating items	3	(31)	5
Finance income	4	130	127
Finance charges	4	(310)	(327)
Share of after tax results of associates and joint ventures		190	154
Profit before taxation		2,722	2,198
Taxation	5	(634)	(537)
Profit for the period		2,088	1,661

Attributable to:
Equity shareholders of the parent company		1,965	1,580
Non-controlling interests		123	81
		2,088	1,661

Weighted average number of shares		million	million
Shares in issue excluding own shares		2,331	2,336
Dilutive potential ordinary shares		8	7
		2,339	2,343

		pence	Pence
Basic earnings per share		84.3	67.6
Diluted earnings per share		84.0	67.4

Diageo condensed consolidated statement of comprehensive income

	Six months ended 31 December 2021	Six months ended 31 December 2020
	£ million	£ million
Other comprehensive income
Items that will not be recycled subsequently to the income statement
Net remeasurement of post employment plans
Group	585	(128)
Associates and joint ventures	4	(1)
Tax on post employment plans	(136)	14
Changes in the fair value of equity investments at fair value through other comprehensive income	7	-
	460	(115)
Items that may be recycled subsequently to the income statement
Exchange differences on translation of foreign operations
Group	74	(887)
Associates and joint ventures	(45)	(78)
Non-controlling interests	46	(138)
Net investment hedges	(46)	513
Tax on exchange differences	(5)	(3)
Effective portion of changes in fair value of cash flow hedges
Hedge of foreign currency debt of the group	66	(280)
Transaction exposure hedging of the group	(87)	138
Commodity price risk hedging of the group	12	14
Hedges by associates and joint ventures	(10)	13
Recycled to income statement - hedge of foreign currency debt of the group	(53)	150
Recycled to income statement - transaction exposure hedging of the group	26	(18)
Recycled to income statement - commodity price risk hedging of the group	(18)	5
Tax on effective portion of changes in fair value of cash flow hedges	12	(4)
Hyperinflation adjustment	(3)	(16)
Tax on hyperinflation adjustment	1	5
	(30)	(586)
Other comprehensive income/(loss), net of tax, for the period	430	(701)
Profit for the period	2,088	1,661
Total comprehensive income for the period	2,518	960

Attributable to:
Equity shareholders of the parent company	2,349	1,017
Non-controlling interests	169	(57)
Total comprehensive income for the period	2,518	960

Diageo condensed consolidated balance sheet

		31 December 2021		30 June 2021		31 December 2020
	Notes	£ million	£ million	£ million	£ million	£ million	£ million
Non-current assets
Intangible assets		10,921		10,764		10,877
Property, plant and equipment		5,091		4,849		4,757
Biological assets		75		66		63
Investments in associates and joint ventures		3,473		3,308		3,578
Other investments		50		40		36
Other receivables		28		36		41
Other financial assets		319		327		410
Deferred tax assets		83		100		114
Post employment benefit assets		1,544		1,018		1,083
			21,584		20,508		20,959
Current assets
Inventories	6	6,235		6,045		5,750
Trade and other receivables		3,328		2,385		3,075
Assets held for sale		16		-		-
Corporate tax receivables	5	151		145		173
Other financial assets		66		121		84
Cash and cash equivalents	7	1,780		2,749		2,763
			11,576		11,445		11,845
Total assets			33,160		31,953		32,804
Current liabilities
Borrowings and bank overdrafts	7	(1,184)		(1,862)		(1,214)
Other financial liabilities		(388)		(257)		(332)
Share buyback liability		(184)		(91)		-
Trade and other payables		(5,327)		(4,648)		(4,624)
Liabilities held for sale		(30)		-		-
Corporate tax payables	5	(380)		(146)		(364)
Provisions		(111)		(138)		(176)
			(7,604)		(7,142)		(6,710)
Non-current liabilities
Borrowings	7	(12,693)		(12,865)		(14,063)
Other financial liabilities		(378)		(384)		(376)
Other payables		(278)		(338)		(267)
Provisions		(278)		(274)		(295)
Deferred tax liabilities		(2,112)		(1,945)		(1,900)
Post employment benefit liabilities		(486)		(574)		(815)
			(16,225)		(16,380)		(17,716)
Total liabilities			(23,829)		(23,522)		(24,426)
Net assets			9,331		8,431		8,378

Equity
Share capital		737		741		742
Share premium		1,351		1,351		1,351
Other reserves		1,551		1,621		1,835
Retained earnings		4,019		3,184		2,890
Equity attributable to equity shareholders of the parent company			7,658		6,897		6,818
Non-controlling interests			1,673		1,534		1,560
Total equity			9,331		8,431		8,378

Diageo condensed consolidated statement of changes in equity

				Retained earnings/(deficit)
	Share capital	Share premium	Other reserves	Own shares	Other retained earnings	Total	Equity attributable to parent company shareholders	Non-controlling interests	Total equity
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
At 30 June 2020	742	1,351	2,272	(1,936)	4,343	2,407	6,772	1,668	8,440
Profit for the period	-	-	-	-	1,580	1,580	1,580	81	1,661
Other comprehensive loss	-	-	(437)	-	(126)	(126)	(563)	(138)	(701)
Total comprehensive (loss)/income	-	-	(437)	-	1,454	1,454	1,017	(57)	960
Employee share schemes	-	-	-	41	(20)	21	21	-	21
Share-based incentive plans	-	-	-	-	17	17	17	-	17
Share-based incentive plans in respect of associates	-	-	-	-	(1)	(1)	(1)	-	(1)
Purchase of non-controlling interests	-	-	-	-	(15)	(15)	(15)	(27)	(42)
Change in fair value of put option	-	-	-	-	(1)	(1)	(1)	-	(1)
Dividends paid	-	-	-	-	(992)	(992)	(992)	(24)	(1,016)
At 31 December 2020	742	1,351	1,835	(1,895)	4,785	2,890	6,818	1,560	8,378

At 30 June 2021	741	1,351	1,621	(1,877)	5,061	3,184	6,897	1,534	8,431
Profit for the period	-	-	-	-	1,965	1,965	1,965	123	2,088
Other comprehensive (loss)/income	-	-	(74)	-	458	458	384	46	430
Total comprehensive (loss)/income	-	-	(74)	-	2,423	2,423	2,349	169	2,518
Employee share schemes	-	-	-	30	36	66	66	-	66
Share-based incentive plans	-	-	-	-	30	30	30	-	30
Share-based incentive plans in respect of associates	-	-	-	-	2	2	2	-	2
Purchase of treasury shares in respect of subsidiaries	-	-	-	-	(8)	(8)	(8)	(5)	(13)
Associates' transactions with non-controlling interests	-	-	-	-	1	1	1	-	1
Unclaimed dividends	-	-	-	-	3	3	3	1	4
Change in fair value of put option	-	-	-	-	(11)	(11)	(11)	-	(11)
Share buyback programme	(4)	-	4	-	(631)	(631)	(631)	-	(631)
Dividends paid	-	-	-	-	(1,040)	(1,040)	(1,040)	(26)	(1,066)
At 31 December 2021	737	1,351	1,551	(1,847)	5,866	4,019	7,658	1,673	9,331

Diageo condensed consolidated statement of cash flows

	Six months ended 31 December 2021		Six months ended 31 December 2020
	£ million	£ million	£ million	£ million
Cash flows from operating activities
Profit for the period	2,088		1,661
Taxation	634		537
Share of after tax results of associates and joint ventures	(190)		(154)
Net finance charges	180		200
Non-operating items	31		(5)
Operating profit		2,743		2,239
Increase in inventories	(187)		(112)
Increase in trade and other receivables	(976)		(1,078)
Increase in trade and other payables and provisions	653		1,161
Net increase in working capital		(510)		(29)
Depreciation, amortisation and impairment	224		219
Dividends received	1		82
Post employment payments less amounts included in operating profit	(23)		(14)
Other items	34		(1)
		236		286
Cash generated from operations		2,469		2,496
Interest received	41		84
Interest paid	(185)		(266)
Taxation paid	(378)		(316)
		(522)		(498)
Net cash inflow from operating activities		1,947		1,998
Cash flows from investing activities
Disposal of property, plant and equipment and computer software	7		8
Purchase of property, plant and equipment and computer software	(382)		(250)
Movements in loans and other investments	3		(3)
Sale of businesses and brands	2		5
Acquisition of businesses	(134)		(364)
Net cash outflow from investing activities		(504)		(604)
Cash flows from financing activities
Share buyback programme	(538)		-
Net sale of own shares for share schemes	42		9
Purchase of treasury shares in respect of subsidiaries	(13)		-
Dividends paid to non-controlling interests	(51)		(53)
Proceeds from bonds	-		1,031
Repayment of bonds	(769)		(1,247)
Purchase of shares of non-controlling interests	-		(34)
Cash inflow from other borrowings	136		-
Cash outflow from other borrowings	(98)		(345)
Equity dividends paid	(1,040)		(992)
Net cash outflow from financing activities		(2,331)		(1,631)

Net decrease in net cash and cash equivalents		(888)		(237)
Exchange differences		14		(236)
Net cash and cash equivalents at beginning of the period		2,637		3,153
Net cash and cash equivalents at end of the period		1,763		2,680

Net cash and cash equivalents consist of:
Cash and cash equivalents		1,780		2,763
Bank overdrafts		(17)		(83)
		1,763		2,680

Notes

1. Basis of preparation

On 31 December 2020, International Financial Reporting Standards (IFRSs) as adopted by the European Union (EU) at that date were brought into UK law and became UK-adopted International Accounting Standards, with future changes being subject to endorsement by the UK Endorsement Board. Diageo plc transitioned to UK-adopted International Accounting Standards in its consolidated financial statements on 1 July 2021. This change constitutes a change in accounting framework. However, there is no impact on recognition, measurement or disclosure in the period reported as a result of the change in framework.

These unaudited condensed consolidated financial statements have been prepared in accordance with UK adopted IAS 34 'Interim Financial Reporting', IAS 34 'Interim Financial Reporting' as issued by the International Accounting Standards Board ('IASB'), IAS 34 'Interim Financial Reporting' as adopted by the EU and The Disclosure Guidance and Transparency Rules sourcebook of the UK's Financial Conduct Authority. These financial statements should be read in conjunction with the company's published consolidated financial statements for the year ended 30 June 2021, which were prepared in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006 and International Financial Reporting Standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the EU, and International Financial Reporting Standards as issued by the IASB, including interpretations issued by the IFRS Interpretations Committee.

At 31 December 2021, there were no unendorsed standards effective for the six months ended 31 December 2021 affecting these financial statements, and there was no difference between IFRSs adopted by the UK, IFRSs as adopted by the EU and IFRSs issued by the IASB in terms of their application to the group.

In preparing these condensed consolidated financial statements, the significant judgements made by management when applying the group's accounting policies and the significant areas where estimates were required were the same as those that applied to the consolidated financial statements for the year ended 30 June 2021, with the exception of changes in estimates disclosed in note 12 - Contingent liabilities and legal proceedings.

The financial statements for Diageo plc for the year ended 30 June 2022 will be prepared in accordance with IFRS as adopted by the UK, IFRSs as adopted by the EU and IFRSs, as issued by the IASB, including interpretations issued by the IFRS Interpretations Committee.

Management has prepared cash flow forecasts which have also been sensitised to reflect severe but plausible downside scenarios taking into consideration the group's principal risks. In the base case scenario, net sales momentum is expected to continue, however, near-term volatility is also expected to remain. The potential financial impact of a slower Covid-19 pandemic recovery has been modelled in the plausible downside scenarios. Even with these negative sensitivities for each region taken into account, the group's cash position is still considered to remain strong, as the group's liquidity has been protected by launching and pricing €700 million of fixed rate Euro and £400 million of fixed rate sterling denominated bonds under Diageo's European Debt Issuance Programme in the year ended 30 June 2021. Mitigating actions, should they be required, are all within management's control and could include reductions in discretionary spending as acquisitions and capital expenditure, as well as a temporary suspension of the share buyback programme and dividend payments in the next 12 months or drawdowns on committed facilities. Having considered the outcome of these assessments, the Directors are comfortable that the company is a going concern for at least 12 months from the date of signing the company's condensed consolidated financial statements.

Weighted average exchange rates used in the translation of income statements were US dollar - £1 = $1.36 (2020 - £1 = $1.31) and euro - £1 = €1.17 (2020 - £1 = €1.11). Exchange rates used to translate assets and liabilities at the balance sheet date were US dollar - £1 = $1.35 (31 December 2020 - £1 = $1.36) and euro - £1 = €1.19 (31 December 2020 - £1 = €1.11). The group uses foreign exchange transaction hedges to mitigate the effect of exchange rate movements.

New accounting standards and interpretations
The following amendment to the accounting standards, issued by the IASB and endorsed by the UK and EU, have been adopted by the group from 1 July 2021 with no impact on the group's consolidated results, financial position or disclosures:

-      Amendments to IFRS 16 - Covid-19 - related rent concessions beyond 30 June 2021

The following amendment issued by the IASB and endorsed by the UK and EU, has been adopted by the group:

-    Amendments to IFRS 9, IAS 39 and IFRS 7 - Interest rate benchmark reform (phase 2). The amendment to IFRS 9 provides relief from applying specific hedge accounting and financial instrument derecognition requirements directly affected by interbank offered rate (IBOR) reform. By applying the practical expedient, Diageo will not be required to discontinue its hedging relationships as a result of changes in reference rates due to IBOR reform. The amendment to IFRS 7 will require additional disclosure explaining the nature and extent of risk related to the reform and the progress of the transition.

The following standard issued by the IASB has been endorsed by the EU, but has not yet been endorsed by the UK, and has not been adopted by the group:

-    IFRS 17 - Insurance contracts (effective in the year ending 30 June 2024) is ultimately intended to replace IFRS 4. Based on a preliminary assessment the group believes that the adoption of IFRS 17 will not have a significant impact on its consolidated results or financial position.

There are a number of other amendments and clarifications to IFRSs, effective in future years, which are not expected to significantly impact the group's consolidated results or financial position.

The comparative figures for the financial year ended 30 June 2021 are not the company's statutory accounts for that financial year. Those accounts have been reported on by the company's auditor, PricewaterhouseCoopers LLP, and delivered to the Registrar of Companies. The report of the auditor (i) was unqualified, (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498 (2) or (3) of the Companies Act 2006.

2. Segmental information

The segmental information presented is consistent with management reporting provided to the Executive Committee (the chief operating decision maker).

The Executive Committee considers the business principally from a geographical perspective based on the location of third-party sales and the business analysis is presented by geographical segment. In addition to these geographical selling segments, a further segment reviewed by the Executive Committee is the Supply Chain and Procurement (SC&P) segment, which manufactures products for other group companies and includes production sites in the United Kingdom, Ireland, Italy, Guatemala and Mexico, as well as comprises the global procurement function.

The group's operations also include the Corporate function. Corporate revenues and costs are in respect of central costs, including finance, marketing, corporate relations, human resources and legal, as well as certain information systems, facilities and employee costs that are not allocable to the geographical segments or to the SC&P. They also include rents receivable and payable in respect of properties not used by the group in the manufacture, sale or distribution of premium drinks.

Diageo uses shared services operations to deliver transaction processing activities for markets and operational entities. These centres are located in India, Hungary, Colombia and the Philippines. These captive business service centres also perform certain central finance activities, including elements of financial planning and reporting, treasury and HR services. The costs of shared services operations are recharged to the regions.

For planning and management reporting purposes, Diageo uses budgeted exchange rates that are set at the prior year's weighted average exchange rate. In order to ensure a consistent basis on which performance is measured through the year, prior period results are also restated to the budgeted exchange rate. Segmental information for net sales and operating profit before exceptional items are reported on a consistent basis with management reporting. The adjustments required to retranslate the segmental information to actual exchange rates and to reconcile it to the group's reported results are shown in the tables below. The comparative segmental information, prior to retranslation, has not been restated at the current year's budgeted exchange rates but is presented at the budgeted rates for the respective year.

In addition, for management reporting purposes, Diageo presents the result of acquisitions and disposals completed in the current and prior year separately from the results of the geographical segments. The impact of acquisitions and disposals on net sales and operating profit is disclosed under the appropriate geographical segments in the tables below at budgeted exchange rates.

(a) Segmental information for the consolidated income statement

	North America	Europe	Asia Pacific	Africa	Latin America and Caribbean	SC&P	Eliminate inter- segment sales	Total operating segments	Corporate and other	Total
Six months ended 31 December 2021	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Sales	3,257	3,178	2,999	1,244	1,052	972	(972)	11,730	23	11,753
Net sales
At budgeted exchange rates(i)	2,959	1,782	1,544	888	822	1,027	(979)	8,043	23	8,066
Acquisitions and disposals	18	3	-	-	-	-	-	21	-	21
SC&P allocation	6	29	5	2	6	(48)	-	-	-	-
Retranslation to actual exchange rates	(19)	(62)	(18)	(22)	(9)	(7)	7	(130)	-	(130)
Net sales	2,964	1,752	1,531	868	819	972	(972)	7,934	23	7,957
Operating profit/(loss)
At budgeted exchange rates(i)	1,288	647	454	192	333	(8)	-	2,906	(132)	2,774
Acquisitions and disposals	(16)	(1)	-	-	-	-	-	(17)	-	(17)
SC&P allocation	10	(23)	(3)	(1)	9	8	-	-	-	-
Fair value remeasurement of contingent considerations, equity option and earn out arrangements	5	21	-	-	(3)	-	-	23	-	23
Fair value remeasurement of biological assets	-	-	-	-	3	-	-	3	-	3
Retranslation to actual exchange rates	8	(31)	-	(15)	(9)	-	-	(47)	7	(40)
Operating profit/(loss)	1,295	613	451	176	333	-	-	2,868	(125)	2,743
Non-operating items										(31)
Net finance charges										(180)
Share of after tax results of associates and joint ventures										190
Profit before taxation										2,722

	North America	Europe	Asia Pacific	Africa	Latin America and Caribbean	SC&P	Eliminate inter- segment sales	Total operating segments	Corporate and other	Total
Six months ended 31 December 2020	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Sales	3,022	2,727	2,837	1,064	775	785	(785)	10,425	11	10,436
Net sales
At budgeted exchange rates(i)	2,790	1,442	1,418	790	641	824	(786)	7,119	11	7,130
Acquisitions and disposals	7	-	-	5	-	-	-	12	-	12
SC&P allocation	5	21	4	2	6	(38)	-	-	-	-
Retranslation to actual exchange rates	(101)	(20)	(27)	(52)	(68)	(1)	1	(268)	-	(268)
Net sales	2,701	1,443	1,395	745	579	785	(785)	6,863	11	6,874
Operating profit/(loss)
At budgeted exchange rates(i)	1,325	461	391	124	246	(23)	-	2,524	(98)	2,426
Acquisitions and disposals	(9)	-	-	-	-	-	-	(9)	-	(9)
SC&P allocation	(13)	-	-	-	(10)	23	-	-	-	-
Fair value remeasurement of contingent considerations	(4)	(7)	-	-	-	-	-	(11)	-	(11)
Fair value remeasurement of biological assets	-	-	-	-	3	-	-	3	-	3
Retranslation to actual exchange rates	(73)	(8)	(5)	(29)	(42)	-	-	(157)	4	(153)
Operating profit/(loss) before exceptional items	1,226	446	386	95	197	-	-	2,350	(94)	2,256
Exceptional items	-	(17)	-	-	-	-	-	(17)	-	(17)
Operating profit/(loss)	1,226	429	386	95	197	-	-	2,333	(94)	2,239
Non-operating items										5
Net finance charges										(200)
Share of after tax results of associates and joint ventures										154
Profit before taxation										2,198
(i)      These items represent the IFRS 8 performance measures for the geographical and SC&P segments.
(1)     The net sales figures for SC&P reported to the Executive Committee primarily comprise inter-segment sales and these are eliminated in a separate column in the above segmental analysis. Apart from sales by the SC&P segment to the other operating segments, inter-segment sales are not material.
(2)    The group's net finance charges are managed centrally and are not attributable to individual operating segments.
(3)    Approximately 44% of calendar year net sales occurred in the last four months of  2021.

(b) Category and geographical analysis

	Category analysis					Geographical analysis
Six months ended 31 December 2021	Spirits £ million	Beer £ million	Ready to drink £ million	Other £ million	Total £ million	Great Britain £ million	United States £ million	India £ million	Rest of world £ million	Total £ million
Sales(i)	9,680	1,520	418	135	11,753	1,204	3,072	1,704	5,773	11,753
Six months ended 31 December 2020
Sales(i)	8,648	1,310	363	115	10,436	1,044	2,817	1,650	4,925	10,436
(i)      The geographical analysis of sales is based on the location of third-party sales.

3. Exceptional items

Exceptional items are those that in management's judgement need to be disclosed separately. See Explanatory notes, (c) Exceptional items for the definition of exceptional items and the criteria used to determine whether an exceptional item is accounted for as operating or non-operating.

	Six months ended 31 December 2021	Six months ended 31 December 2020
	£ million	£ million
Exceptional operating items
Ongoing litigation in Turkey	-	(15)
Guaranteed minimum pension equalisation	-	(5)
Reversal of provision for obsolete inventories	-	3
	-	(17)
Non-operating items
Sale of businesses and brands
Loss on the prospective sale of Meta	(33)	-
United National Breweries	2	5
	(31)	5

Exceptional items before taxation	(31)	(12)

Items included in taxation
Exceptional taxation	-	(42)
	-	(42)

Total exceptional items	(31)	(54)
Attributable to:
Equity shareholders of the parent company	(31)	(54)
Non-controlling interests	-	-
Total exceptional items	(31)	(54)
Exceptional operating items are charged to other operating expenses.

See Summary income statement, (c) Exceptional items for detailed explanation on exceptional items.

4. Finance income and charges

	Six months ended 31 December 2021	Six months ended 31 December 2020
	£ million	£ million
Interest income	61	58
Fair value gain on financial instruments	58	56
Total interest income	119	114
Interest charge on bank loans, bonds and overdrafts	(181)	(203)
Interest charge on leases	(5)	(7)
Fair value loss on financial instruments	(59)	(55)
Interest charge on other borrowings	(36)	(35)
Total interest charges	(281)	(300)
Net interest charges	(162)	(186)

Net finance income in respect of post employment plans in surplus	10	9
Hyperinflation adjustment in respect of Venezuela (a)	1	2
Change in financial liability (Level 3)	-	2
Total other finance income	11	13
Net finance charge in respect of post employment plans in deficit	(5)	(7)
Foreign exchange revaluation of monetary items in respect of Lebanon (a)	(2)	(8)
Unwinding of discounts	(6)	(8)
Interest charge in respect of direct and indirect tax	(8)	(2)
Change in financial liability (Level 3)	(7)	-
Other finance charges	(1)	(2)
Total other finance charges	(29)	(27)
Net other finance charges	(18)	(14)

(a) Hyperinflation adjustment
Venezuela is a hyperinflationary economy where the government maintains a regime of strict currency controls with multiple foreign currency rate systems. Access to US dollars on these exchange systems is very limited. The foreign currency denominated transactions and balances of the group's Venezuelan operations are translated into the local functional currency (Venezuelan bolivar) at the rate they are expected to be settled, applying the most appropriate official exchange rate (DICOM). For consolidation purposes, the group converts its Venezuelan operations using management's estimate of the exchange rate considering forecast inflation and the most appropriate official exchange rate. The exchange rate used to translate the results of the group's Venezuelan operations was VES/£ 593 for the six months ended 31 December 2021 (2020 - VES/£ 64). Movement in the price index for the six months ended 31 December 2021 was 158% (2020 - 479%). The inflation rate used by the group is provided by an independent valuer, because no reliable, official published rate is available that is representative of the situation in Venezuela.

The following table presents the contribution of the group's Venezuelan operations to the consolidated income statement, cash flow statement and net assets for the six months ended 31 December 2021 and 31 December 2020 and with the amounts that would have resulted if the official DICOM exchange rate had been applied:

	Six months ended 31 December 2021		Six months ended 31 December 2020
	At estimated exchange rate	At DICOM exchange rate	At estimated exchange rate(i)	At DICOM exchange rate(i)
	593 VES/£	6 VES/£	64 VES/£	2 VES/£
	£ million	£ million	£ million	£ million
Net sales	-	8	-	4
Operating profit	-	2	-	11
Other finance income - hyperinflation adjustment	1	120	2	100
Net cash (outflow)/inflow from operating activities	-	(3)	-	9
Net assets	37	3,501	39	1,656
(i)      Prior year rates have been restated to reflect the Central Bank of Venezuela's decision to cut six zeros from the bolivar currency from 1 October 2021.

Lebanon is considered as a hyperinflationary economy, hence for the group's operations in Lebanon the hyperinflationary gains and foreign exchange losses associated with monetary items are reported in finance charges. The impact of hyperinflationary accounting was immaterial both in the current and comparative period.

5. Taxation

For the six months ended 31 December 2021, the £634 million tax charge (2020 - £537 million) comprises a UK tax charge of £116 million (2020 - £89 million) and a foreign tax charge of £518 million (2020 - £448 million).

For the six months ended 31 December 2021, income tax expense has been recognised based on management's best estimate of the weighted average annual income tax rate expected for the full financial year applied to the pre-tax income of the interim period in line with the relevant accounting standard.

The group has a number of ongoing tax audits worldwide for which provisions are recognised in line with the relevant accounting standard taking into account best estimates and management's judgements concerning the ultimate outcome of the tax audit. For the six months ended 31 December 2021, the ongoing audits that are provided for individually are not expected to result in a material tax liability. The current tax asset of £151 million (30 June 2021 - £145 million) and tax liability of £380 million (30 June 2021 - £146 million) includes £122 million (30 June 2021 - £129 million) of provisions for tax uncertainties.

The tax rate before exceptional items for the six months ended 31 December 2021 was 23.0% compared with 22.4% for the six months ended 31 December 2020.

6. Inventories

	31 December 2021	30 June 2021	31 December 2020
	£ million	£ million	£ million
Raw materials and consumables	401	348	332
Work in progress	68	60	53
Maturing inventories	4,801	4,668	4,562
Finished goods and goods for resale	965	969	803
	6,235	6,045	5,750

7. Net borrowings

	31 December 2021	30 June 2021	31 December 2020
	£ million	£ million	£ million
Borrowings due within one year and bank overdrafts	(1,184)	(1,862)	(1,214)
Borrowings due after one year	(12,693)	(12,865)	(14,063)
Fair value of foreign currency forwards and swaps	122	169	117
Fair value of interest rate hedging instruments	4	63	146
Lease liabilities	(360)	(363)	(410)
	(14,111)	(14,858)	(15,424)
Cash and cash equivalents	1,780	2,749	2,763
	(12,331)	(12,109)	(12,661)

8. Reconciliation of movement in net borrowings

	Six months ended 31 December 2021	Six months ended 31 December 2020
	£ million	£ million
Net decrease in cash and cash equivalents before exchange	(888)	(237)
Net decrease in bonds and other borrowings(i)	729	561
Net (increase)/decrease in net borrowings from cash flows	(159)	324
Exchange differences on net borrowings	(31)	420
Other non-cash items(ii)	(32)	(159)
Net borrowings at beginning of the period	(12,109)	(13,246)
Net borrowings at end of the period	(12,331)	(12,661)
(i)      In the six months ended 31 December 2021, net decrease in bonds and other borrowings excludes £2 million cash outflow in respect of derivatives designated in forward point hedges (2020 - £nil).
(ii)     In the six months ended 31 December 2021, other non-cash items are principally in respect of additional leases entered into during the period. In the six months ended 31 December 2020, other non-cash items are principally in respect of fair value changes of cross currency interest rate swaps.

In the six months ended 31 December 2021, the group repaid bonds of €900 million (£769 million). In the six months ended 31 December 2020, the group issued bonds of €700 million (£636 million - net of discount and fee) and £395 million (including £5 million discount and fee) and repaid bonds of $696 million (£551 million) and  €775 million (£696 million).

All bonds and commercial papers issued by Diageo plc's 100% owned subsidiaries are fully and unconditionally guaranteed by Diageo plc.

9. Financial instruments

Fair value measurements of financial instruments are presented through the use of a three-level fair value hierarchy that prioritises the valuation techniques used in fair value calculations.

The group maintains policies and procedures to value instruments using the most relevant data available. If multiple inputs that fall into different levels of the hierarchy are used in the valuation of an instrument, the instrument is categorised on the basis of the most subjective input.

Foreign currency forwards and swaps, cross currency swaps and interest rate swaps are valued using discounted cash flow techniques. These techniques incorporate inputs at levels 1 and 2, such as foreign exchange rates and interest rates. These market inputs are used in the discounted cash flow calculation incorporating the instrument's term, notional amount and discount rate, and taking credit risk into account. As significant inputs to the valuation are observable in active markets, these instruments are categorised as level 2 in the hierarchy.

Other financial liabilities include a put option, which does not have an expiry date, held by Industrias Licoreras de Guatemala (ILG) to sell the remaining 50% equity stake in Rum Creation & Products Inc., the owner of the Zacapa rum brand, to Diageo. The liability is fair valued and as at 31 December 2021 an amount of £169 million (30 June 2021 - £149 million) is recognised as a liability with changes in the fair value of the put option included in retained earnings. As the valuation of this option uses assumptions not observable in the market, it is categorised as level 3 in the hierarchy. As at 31 December 2021, because it is unknown when or if ILG will exercise the option, the liability is measured as if the exercise date is on the last day of the current financial year considering forecast future performance. The option is sensitive to reasonably possible changes in assumptions. If the option were to be exercised as at 30 June 2023, the fair value of the liability would increase by approximately £41 million.

Included in other financial liabilities, the contingent consideration on acquisition of businesses represents the present value of payments up to £361 million linked to certain performance targets which are expected to be paid over the next 9 years.

There were no significant changes in the measurement and valuation techniques, or significant transfers between the levels of the financial assets and liabilities in the six months ended 31 December 2021.

The group's financial assets and liabilities measured at fair value are categorised as follows:

	31 December 2021	30 June 2021	31 December 2020
	£ million	£ million	£ million
Derivative assets	381	443	489
Derivative liabilities	(237)	(129)	(150)
Valuation techniques based on observable market input (Level 2)	144	314	339
Financial assets - other	167	138	122
Financial liabilities - other	(483)	(578)	(481)
Valuation techniques based on unobservable market input (Level 3)	(316)	(440)	(359)

In the six months ended 31 December 2021 and 31 December 2020, the increase in financial assets - other of £29 million (2020 - £6 million) is principally due to acquisitions.

The movements in level 3 instruments, measured on a recurring basis, are as follows:

Generated £1,947 million net cash from operating activities	Zacapa financial liability	Contingent consideration recognised on acquisition of businesses(i)	Zacapa financial liability	Contingent consideration recognised on acquisition of businesses
	Six months ended 31 December 2021	Six months ended 31 December 2021	Six months ended 31 December 2020	Six months ended 31 December 2020
	£ million	£ million	£ million	£ million
At the beginning of the period	(149)	(429)	(167)	(249)
Net (losses)/gains included in the income statement	(7)	18	2	(17)
Net (losses)/gains included in exchange in other comprehensive income	(4)	(9)	15	27
Net (losses)/gains included in retained earnings	(12)	-	1	-
Acquisitions	-	-	-	(181)
Settlement of liabilities	3	106	1	87
At the end of the period	(169)	(314)	(148)	(333)

(i)      Included in the balance at 31 December 2021 is £nil in respect of the acquisition of Casamigos as it was fully repaid on 17 September 2021 (2020 - £80 million),  £163 million in respect of the acquisition of Aviation Gin and Davos Brands (2020 - £172 million), and £51 million in respect of the acquisition of Far West Spirits LLC, owner of the Lone River Ranch Water brand (2020 - £nil).

The carrying amount of the group's financial assets and liabilities are generally the same as their fair value apart from borrowings. At 31 December 2021, the fair value of gross borrowings (excluding lease liabilities and the fair value of derivative instruments) was £21,428 million, and the carrying value was £13,877 million (30 June 2021 - £15,895 million and £14,727 million, respectively).

10. Dividends and other reserves

	Six months ended 31 December 2021	Six months ended 31 December 2020
	£ million	£ million
Amounts recognised as distributions to equity shareholders
Final dividend for the year ended 30 June 2021 of 44.59 pence per share (2020 - 42.47 pence)	1,040	992

An interim dividend of 29.36 pence per share (2020 - 27.96 pence) was approved by the Board of Directors on 26 January 2022. As the approval was after the balance sheet date, it has not been included as a liability.

Other reserves of £1,551 million at 31 December 2021 (2020 - £1,835 million) include a capital redemption reserve of £3,206 million (2020 - £3,201 million), a hedging reserve surplus of £61 million (2020 - £111 million surplus) and an exchange reserve deficit of £1,716 million (2020 - £1,477 million deficit). Currency basis spreads included in the hedging reserve represent the cost of hedging arising as a result of imperfections of foreign exchange markets. Exclusion of currency basis spreads would result in a surplus £22 million (2020 - £30 million surplus) in the hedging reserve.

11. Acquisition of businesses

Cash consideration paid in respect of the acquisition of businesses in the six months ended 31 December 2021 were as follows:

Consideration
£ million
Cash consideration paid for Casamigos	(83)
Cash consideration paid in respect of other prior year acquisitions	(27)
Cash consideration paid for investments in associates	(3)
Capital injection in associates	(21)
Net cash outflow on acquisition of businesses	(134)

The final earn-out payment of Casamigos amounting to $113 million (£83 million) was made on 17 September 2021. There is no remaining balance on contingent consideration liability.

Cash consideration paid in respect of other prior year acquisitions is primarily attributable to Aviation Gin and Davos Brands.

12. Contingent liabilities and legal proceedings

(a) Guarantees and related matters
As of 31 December 2021, the group has no material unprovided guarantees or indemnities in respect of liabilities of third parties.

(b) Acquisition of USL shares from UBHL, winding-up petitions against UBHL and other proceedings in relation to the USL transaction
On 4 July 2013, Diageo completed its acquisition, under a share purchase agreement with United Breweries (Holdings) Limited (UBHL) and various other sellers (the SPA), of 21,767,749 shares (14.98%) in United Spirits Limited (USL) for a total consideration of INR 31.3 billion (£349 million), including 10,141,437 shares (6.98%) from UBHL. The SPA was signed on 9 November 2012 and was part of the transaction announced by Diageo in relation to USL on that day (the Original USL Transaction). Following a series of further transactions, as of 31 December 2021, Diageo has a 55.94% investment in USL (excluding 2.38% owned by the USL Benefit Trust).

Prior to the acquisition from UBHL on 4 July 2013, the High Court of Karnataka (High Court) had granted leave to UBHL under sections 536 and 537 of the Indian Companies Act 1956 (the Leave Order) to enable the sale by UBHL to Diageo to take place (the UBHL Share Sale) notwithstanding the continued existence of five winding-up petitions that were pending against UBHL on 9 November 2012, being the date of the SPA. Additional winding-up petitions have been brought against UBHL since 9 November 2012, and the Leave Order did not extend to them. At the time of the completion of the UBHL Share Sale, the Leave Order remained subject to review on appeal. However, as stated by Diageo at the time of closing on 4 July 2013, it was considered unlikely that any appeal process in respect of the Leave Order would definitively conclude on a timely basis and, accordingly, Diageo waived the conditionality under the SPA relating to the absence of insolvency proceedings in relation to UBHL and acquired the 10,141,437 USL shares from UBHL at that time.

Following closing of the UBHL Share Sale, appeals were filed by various petitioners in respect of the Leave Order. On 20 December 2013, the division bench of the High Court set aside the Leave Order (the December 2013 Order). Following the December 2013 Order, Diageo filed special leave petitions (SLPs) in the Supreme Court of India against the December 2013 Order.

On 10 February 2014, the Supreme Court of India issued an order giving notice in respect of the SLPs and ordering that the status quo be maintained with regard to the UBHL Share Sale pending a hearing on the matter in the Supreme Court. Following a number of adjournments, the next date for a substantive hearing of the SLPs (in respect of which leave has since been granted and which have been converted to civil appeals) is yet to be fixed.

In separate proceedings, the High Court passed a winding-up order against UBHL on 7 February 2017. On 4 March 2017, UBHL appealed against this order before a division bench of the High Court. On 6 March 2020, the division bench of the High Court confirmed the winding-up order dated 7 February 2017, and dismissed the appeal filed by UBHL. On 30 June 2020, UBHL filed a special leave petition in the Supreme Court of India against the order of the division bench of the High Court. On 26 October 2020, the Supreme Court of India dismissed the petition filed by UBHL.

Diageo continues to believe that the acquisition price of INR 1,440 per share paid to UBHL for the USL shares is fair and reasonable as regards UBHL, UBHL's shareholders and UBHL's secured and unsecured creditors. However, adverse results for Diageo in the proceedings referred to above could, absent leave or relief in other proceedings, ultimately result in Diageo losing title to the 6.98% stake acquired from UBHL (now represented by 50,707,185 USL shares following a share split). Diageo believes, including by reason of its rights under USL's articles of association to nominate USL's CEO and CFO and the right to appoint, through USL, a majority of the directors on the boards of USL's subsidiaries as well as its ability as promoter to nominate for appointment up to two-thirds of USL's directors for so long as the chairperson of USL is an independent director, that it would remain in control of USL and be able to consolidate USL as a subsidiary regardless of the outcome of this litigation.

There can be no certainty as to the outcome of the existing or any further related legal proceedings or the timeframe within which they would be concluded.

Diageo also has the benefit of certain contractual undertakings and commitments from the relevant sellers in relation to potential challenges to its unencumbered title to the USL shares acquired on 4 July 2013, including relating to the winding-up petitions described above and/or certain losses and costs that may be incurred in the event of third-party actions relating to the acquisition of the USL shares.

(c) Continuing matters relating to the resignation of Dr Vijay Mallya from USL and USL internal inquiries
On 25 February 2016, Diageo and USL each announced that they had entered into arrangements with Dr Mallya under which he had agreed to resign from his position as a director and as chairman of USL and from his positions in USL's subsidiaries. As specified by Diageo in its announcement at that time, these arrangements ended its prior agreement with Dr Mallya regarding his position at USL, therefore bringing to an end the uncertainty relating to the governance of USL, and put in place a five-year global non-compete (excluding the United Kingdom), non-interference, non-solicitation and standstill arrangement with Dr Mallya. As part of those arrangements, USL, Diageo and Dr Mallya agreed a mutual release in relation to matters arising out of an inquiry into certain matters referred to in USL's financial statements and the qualified auditor's report for the year ended 31 March 2014 (the Initial Inquiry) which had revealed, among other things, certain diversions of USL funds. Dr Mallya also agreed not to pursue any claims against Diageo, USL and their affiliates (including under the prior agreement with Diageo). In evaluating entering into such arrangements, Diageo considered the impact of the arrangements on USL and all of USL's shareholders, and came to the view that the arrangements were in the best interests of USL and its shareholders.

Diageo's agreement with Dr Mallya (the February 2016 Agreement) provided for a payment of $75 million (£53 million) to Dr Mallya over a five-year period in consideration for the five-year global non-compete, non-interference, non-solicitation and standstill commitments referred to above, his resignation from USL and the termination of his USL-related appointment and governance rights, the relinquishing of rights and benefits attached to his position at USL, and his agreement not to pursue claims against Diageo and USL. The February 2016 Agreement also provided for the release of Dr Mallya's personal obligations to indemnify (i) Diageo Holdings Netherlands B.V. (DHN) in respect of its earlier liability ($141 million (£96 million)) under a backstop guarantee of certain borrowings of Watson Limited (Watson) (a company affiliated with Dr Mallya), and (ii) Diageo Finance plc in respect of its earlier liability (£30 million) under a guarantee of certain borrowings of United Breweries Overseas Limited, a subsidiary of UBHL. $40 million (£28 million) of the $75 million (£53 million) amount was paid on signing of the February 2016 Agreement with the balance being payable in equal instalments of $7 million (£5 million) a year over five years, subject to and conditional on Dr Mallya's compliance with certain terms of the agreement.

While the five instalment payments of $7 million (£5 million) would have become due on 25 February 2017, 25 February 2018, 25 February 2019, 25 February 2020 and 25 February 2021, respectively, owing to various reasons (including breaches committed by Dr Mallya and certain persons connected with him of several provisions of the February 2016 Agreement and agreements of the same date between Dr Mallya and USL), Diageo believes that it was not liable to pay such amounts and did not do so. By notice to Dr Mallya and certain persons connected with him on 24 February 2017, 3 November 2017, 23 February 2018, 22 August 2018, 22 February 2019, 24 February 2020 and 22 February 2021, Diageo and other group companies have demanded from Dr Mallya the repayment of $40 million (£28 million) which was paid by Diageo on 25 February 2016, and also sought compensation from him for various losses incurred by the relevant members of the Diageo group on account of the breaches committed by him and certain persons connected with him. On 16 November 2017, Diageo and other relevant members of the Diageo group commenced claims in the High Court of Justice in England and Wales (the English High Court) against Dr Mallya in relation to certain of the matters specified in those notices. At the same time DHN also commenced claims in the English High Court against Dr Mallya, his son Sidhartha Mallya, Watson and Continental Administration Services Limited (CASL) (a company affiliated with Dr Mallya and understood to hold assets on trust for him and certain persons affiliated with him) for in excess of $142 million (£105 million) (plus interest) in relation to Watson's liability to DHN in respect of its borrowings referred to above and the breach of associated security documents. These additional claims are described in paragraph (d) below.

Dr Mallya, Sidhartha Mallya and the relevant affiliated companies filed a defence to such claims and the additional claims on 12 March 2018, and Dr Mallya also filed a counterclaim for payment of the two $7 million (£5 million) instalment payments that had then been withheld by Diageo as described above. Diageo and the other relevant members of its group filed a reply to that defence and a defence to the counterclaim on 5 September 2018.

Diageo continues to prosecute its claims and to defend the counterclaim. As part of this, on 18 December 2018, Diageo and the other relevant members of its group filed an application for strike out and/or summary judgment in respect of certain aspects of the defence filed by Dr Mallya and the other defendants, including their defence in relation to Watson and CASL's liability to repay DHN. That application was made by DHN on the basis that the defence filed by Dr Mallya and his co-defendants in relation to those matters had no real prospect of success.

As described in paragraph (d) below, this application was successful in relation to the predominant part of Watson and CASL's liability to repay DHN and, since that application, Watson and CASL's defence in relation to the remaining part of this liability has also been struck out. Accordingly, Diageo and DHN have sought asset disclosure and are considering further enforcement steps against Watson and CASL, both in the United Kingdom and in other jurisdictions where they are present or hold assets.

The remaining elements of the claims originally commenced on 16 November 2017 by Diageo and the relevant members of its group are proceeding to a trial, which is currently scheduled to take place from 21 November 2022 through 5 December 2022.

On 26 July 2021 Dr Mallya was declared bankrupt by the English High Court pursuant to a bankruptcy petition presented by a consortium of Indian banks which are creditors of Dr Mallya.  The UK Official Receiver was initially appointed as Dr Mallya's Trustee in Bankruptcy but has now been replaced by an insolvency practitioner, Teneo Restructuring Limited, as Trustee.  Diageo and the relevant members of its group have informed the Official Receiver of their position as creditors in the bankruptcy and they will engage with Teneo Restructuring Limited regarding their claims and the status of the current proceedings.  Dr Mallya has applied for permission to appeal the bankruptcy order and a prior order of the English High Court related to the bankruptcy. The consortium of Indian banks has also applied for permission to appeal a prior order of the English High Court related to the bankruptcy.  The bankruptcy proceedings are ongoing.  At this stage, it is not possible to assess the extent to which the various proceedings related to these bankruptcy matters will affect the remaining elements of the claims by Diageo and the relevant members of its group.

As previously announced by USL, the Initial Inquiry identified certain additional parties and matters indicating the possible existence of other improper transactions. These transactions could not be fully analysed during the Initial Inquiry and, accordingly, USL, as previously announced, mandated that its Managing Director and Chief Executive Officer conduct a further inquiry into the transactions involving the additional parties and the additional matters to determine whether they also suffered from improprieties (the Additional Inquiry). USL announced the results of the Additional Inquiry in a notice to the Indian Stock Exchange dated 9 July 2016. The mutual release in relation to the Initial Inquiry agreed by Diageo and USL with Dr Mallya announced on 25 February 2016 does not extend to matters arising out of the Additional Inquiry.

As stated in USL's previous announcement, the Additional Inquiry revealed further instances of actual or potential fund diversions from USL and its Indian and overseas subsidiaries to, in most cases, Indian and overseas entities in which Dr Mallya appears to have a material direct or indirect interest, as well as other potentially improper transactions involving USL and its Indian and overseas subsidiaries.

In connection with the matters identified by the Additional Inquiry, USL has, pursuant to a detailed review of each case of such fund diversion and after obtaining expert legal advice, where appropriate, filed civil suits for recovery of funds from certain parties, including Dr Mallya, before the relevant courts in India.

The amounts identified in the Additional Inquiry have been previously provided for or expensed in the financial statements of USL or its subsidiaries for prior periods. Further, at this stage, it is not possible for the management of USL to estimate the financial impact on USL, if any, arising out of potential non-compliance with applicable laws in relation to such fund diversions.

(d) Other continuing matters relating to Dr Mallya and affiliates
DHN issued a conditional backstop guarantee on 2 August 2013 to Standard Chartered Bank (Standard Chartered) pursuant to a guarantee commitment agreement (the Guarantee Agreement). The guarantee was in respect of the liabilities of Watson, a company affiliated with Dr Mallya, under a $135 million (£100 million) facility from Standard Chartered (the Facility Agreement). The Guarantee Agreement was entered into as part of the arrangements put in place and announced at the closing of the USL transaction on 4 July 2013.

DHN's provision of the Guarantee Agreement enabled the refinancing of certain existing borrowings of Watson from a third-party bank and facilitated the release by that bank of rights over certain USL shares that were to be acquired by Diageo as part of the USL transaction. The facility matured and entered into default in May 2015. In aggregate, DHN paid Standard Chartered $141 million (£101 million) under this guarantee, including payments of default interest and various fees and expenses.

Watson remains liable for all amounts paid by DHN under the guarantee. Under the guarantee documentation with Standard Chartered, DHN is entitled to the benefit of the underlying security package for the loan, including: (a) certain shares in United Breweries Limited (UBL) held solely by Dr Mallya and certain other shares in UBL held by Dr Mallya jointly with his son Sidhartha Mallya, and (b) the shareholding in Watson.

Aspects of the security package are the subject of various proceedings in India in which third parties are alleging and asserting prior rights to certain assets comprised in the security package or otherwise seeking to restrain enforcement against certain assets by Standard Chartered and/or DHN. These proceedings are ongoing and DHN will continue to vigorously pursue these matters as part of its efforts for enforcement of the underlying security and recovery of outstanding amounts. Diageo believes that the existence of any prior rights or dispute in relation to the security would be a breach of representations and warranties given by Dr Mallya and others to Standard Chartered at the time the security was granted and further believes that certain actions taken by Dr Mallya in relation to the proceedings described above also breached his obligations to Standard Chartered. In addition to these third-party proceedings, Dr Mallya is also subject to proceedings in India under the Prevention of Money Laundering Act and the Fugitive Economic Offenders Act in which the relevant Indian authority, the Directorate of Enforcement, is seeking confiscation of the UBL shares which were provided as security for Watson's liabilities. DHN is participating in these proceedings in order to protect its security interest in respect of the UBL shares. Under the proceedings under the Prevention of Money Laundering Act, the Special Court passed an order on 24 May 2021 directing, among other things, the release of certain assets of Dr Mallya including the UBL shares in favour of third-party banks. DHN has subsequently filed a writ petition before the Bombay High Court challenging this order of the Special Court insofar as it relates to its security interest in respect of the UBL shares.

Under the terms of the guarantee and as a matter of law, there are arrangements to pass on to DHN the benefit of the security package upon payment by DHN under the guarantee of all amounts owed to Standard Chartered. Payment under the guarantee has now occurred as described above. To the extent possible in the context of the proceedings described above, DHN continues to work towards enforcement of the security package, including, when appropriate, in conjunction with Standard Chartered. DHN's ability to assume or enforce security over some elements of the security package is also subject to regulatory consent. It is not at this stage possible to determine whether such consent would be forthcoming.

In addition to the Indian proceedings just described, certain of the assets comprised in the security package may also be affected by a worldwide freezing order of the English High Court granted on 24 November 2017 and continued on 8 December 2017 and 8 May 2018 in respect of the assets of Dr Mallya and the bankruptcy order made against Dr Mallya on 26 July 2021.

The agreement with Dr Mallya referenced in paragraph (c) above does not impact the security package. Watson remains liable for all amounts paid pursuant to the guarantee and DHN has the benefit of a counter-indemnity from Watson in respect of payments in connection with the guarantee, as well as a claim against CASL as a co-surety with DHN of Watson's obligations. The various security providers, including Dr Mallya and Watson, acknowledged in the February 2016 Agreement referred to in paragraph (c) above that DHN is entitled to the benefit of the security package underlying the Standard Chartered facility and have also undertaken to take all necessary actions in that regard. Further, Diageo believes that the existence of any prior rights or disputes in relation to the security package would be in breach of certain confirmations given to Diageo and DHN pursuant to that agreement by Dr Mallya, Watson and certain connected persons.

On 16 November 2017, DHN commenced various claims in the English High Court for, in aggregate, in excess of $142 million (£105 million) (plus interest) in relation to these matters, including the following: (i) a claim against Watson for $141 million (£104 million) (plus interest) under Watson's counter-indemnity to DHN in respect of payments made by DHN to Standard Chartered under the guarantee referred to above; (ii) a claim against Dr Mallya and Sidhartha Mallya under various agreements creating or relating to the security package referred to above for (a) the costs incurred to date in the various Indian proceedings referred to above (plus interest), and (b) damages of $141 million (£101 million), being DHN's loss as a result of those Indian proceedings which currently prevent enforcement of the security over shares in UBL (plus interest); and (iii) a claim against CASL, as a co-surety with DHN of Watson's obligations under the Facility Agreement, for 50% of the difference between the amount claimed under (i) above and the amount (if any) that DHN is in fact able to recover from Watson, Dr Mallya and/or Sidhartha Mallya.

As noted in paragraph (c), Dr Mallya, Sidhartha Mallya and the relevant affiliated companies filed a defence to these claims on 12 March 2018. Diageo and the other relevant members of its group filed a reply to that defence on 5 September 2018.

DHN and Diageo continue to prosecute these claims. As part of that, on 18 December 2018, Diageo and the other relevant members of its group filed an application for strike out and/or summary judgment in respect of certain aspects of the defence filed by Dr Mallya, Sidhartha Mallya and the relevant affiliated companies, including in respect of Watson and CASL's liability to repay DHN.

This summary judgment and strike out application was heard by the English High Court on 24 May 2019. The court decided in favour of DHN that (i) Watson is liable to pay, and has no defence against paying, $135 million (£100 million) plus interest of $11 million (£8 million) to DHN, and (ii) CASL is liable, as co-surety, to pay, and has no defence against paying, 50% of any such amount unpaid by Watson, i.e. up to $67.5 million (£50 million) plus interest of $5.5 million (£4 million) to DHN. Watson and CASL were ordered to pay such sums, as well as certain amounts in respect of DHN and Diageo's costs, to DHN by 21 June 2019. Such amounts were not paid on that date by either Watson or CASL. As noted at paragraph (c) above. Diageo and DHN have sought asset disclosure and are considering further enforcement steps against Watson and CASL, both in the United Kingdom and in other jurisdictions where they are present or hold assets.

On 15 October 2020, as a result of applications made by DHN to recover certain outstanding costs owed by Watson and CASL (being approximately £260,000 plus interest, which remained unpaid), Dr Mallya and Sidhartha Mallya were ordered to pay those amounts by 27 November 2020. As Dr Mallya and Sidhartha Mallya, in default of the Court order, failed to make the required payments to DHN: (i) Watson and CASL's defence to DHN's remaining claim for payment of approximately $6 million (£4 million) (plus interest) has been struck out, with further judgment in DHN's favour being entered which will be pursued along with the original judgment as set out above, and (ii) DHN is pursuing enforcement against Dr Mallya and Sidhartha Mallya for the judgment debt of approximately £260,000 plus interest. As noted at paragraph (c) above, Dr Mallya was declared bankrupt by the English High Court on 26 July 2021.  The UK Official Receiver was initially appointed as Dr Mallya's Trustee in Bankruptcy but has now been replaced by an insolvency practitioner, Teneo Restructuring Limited, as Trustee.  DHN has informed the Official Receiver of its position as creditor and will engage with Teneo Restructuring Limited to pursue recovery of these costs as part of the bankruptcy process.

(e) Other matters in relation to USL
Following USL's earlier updates concerning the Initial Inquiry as well as in relation to the arrangements with Dr Mallya that were the subject of the 25 February 2016 announcement, USL and Diageo have received various notices from Indian regulatory authorities, including the Ministry of Corporate Affairs, Enforcement Directorate and Securities and Exchange Board of India (SEBI).

Diageo and USL are co-operating fully with the authorities in relation to these matters. Diageo and USL have also received notices from SEBI requesting information in relation to, and explanation of the reasons for, the arrangements with Dr Mallya that were the subject of the 25 February 2016 announcement as well as, in the case of USL, in relation to the Initial Inquiry and the Additional Inquiry, and, in the case of Diageo, whether such arrangements with Dr Mallya or the Watson backstop guarantee arrangements referred to in paragraphs (c) and (d) above were part of agreements previously made with Dr Mallya at the time of the Original USL Transaction announced on 9 November 2012 and the open offer made as part of the Original USL Transaction. Diageo and USL have complied with such information requests and Diageo has confirmed that, consistent with prior disclosures, the Watson backstop guarantee arrangements and the matters described in the 25 February 2016 announcement were not the subject of any earlier agreement with Dr Mallya. In respect of the Watson backstop guarantee arrangements, SEBI issued a further notice to Diageo on 16 June 2016 that if there is any net liability incurred by Diageo (after any recovery under relevant security or other arrangements, which matters remain pending) on account of the Watson backstop guarantee, such liability, if any, would be considered to be part of the price paid for the acquisition of USL shares under the SPA which formed part of the Original USL Transaction and that, in that case, additional equivalent payments would be required to be made to those shareholders (representing 0.04% of the shares in USL) who tendered in the open offer made as part of the Original USL Transaction. Diageo is clear that the Watson backstop guarantee arrangements were not part of the price paid or agreed to be paid for any USL shares under the Original USL Transaction and therefore believes the decision in the SEBI notice to be misconceived and wrong in law and appealed against it before the Securities Appellate Tribunal, Mumbai (SAT). On 1 November 2017, SAT issued an order in respect of Diageo's appeal in which, amongst other things, it observed that the relevant officer at SEBI had neither considered Diageo's earlier reply nor provided Diageo with an opportunity to be heard, and accordingly directed SEBI to pass a fresh order after giving Diageo an opportunity to be heard. Following SAT's order, Diageo made its further submissions in the matter, including at a personal hearing before a Deputy General Manager of SEBI. On 26 June 2019, SEBI issued an order reiterating the directions contained in its previous notice dated 16 June 2016. As with the previous notice, Diageo believes SEBI's latest order to be misconceived and wrong in law and has filed an appeal before SAT against the order. This appeal is currently pending. Diageo is unable to assess if the notices or enquiries referred to above will result in enforcement action or, if this were to transpire, to quantify meaningfully the possible range of loss, if any, to which any such action might give rise to if determined against Diageo or USL.

In relation to the matters described in the 25 February 2016 announcement, Diageo had also responded to a show cause notice dated 12 May 2017 from SEBI arising out of the previous correspondence in this regard and made its further submissions in the matter, including at a personal hearing before a Whole Time Member of SEBI. On 6 September 2018, SEBI issued an order holding that Diageo had acquired sole control of USL following its earlier open offers, and that no fresh open offer was triggered by Diageo.

(f) USL's dispute with IDBI Bank Limited
Prior to the acquisition by Diageo of a controlling interest in USL, USL had prepaid a term loan of INR 6,280 million (£61 million) taken through IDBI Bank Limited (IDBI), an Indian bank, which was secured on certain fixed assets and brands of USL, as well as by a pledge of certain shares in USL held by the USL Benefit Trust (of which USL is the sole beneficiary). The maturity date of the loan was 31 March 2015. IDBI disputed the prepayment, following which USL filed a writ petition in November 2013 before the High Court of Karnataka (the High Court) challenging the bank's actions.

Following the original maturity date of the loan, USL received notices from IDBI seeking to recall the loan, demanding a further sum of INR 459 million (£5 million) on account of the outstanding principal, accrued interest and other amounts, and also threatening to enforce the security in the event that USL did not make these further payments. Pursuant to an application filed by USL before the High Court in the writ proceedings, the High Court directed that, subject to USL depositing such further amount with the bank (which amount was duly deposited by USL), the bank should hold the amount in a suspense account and not deal with any of the secured assets including the shares until disposal of the original writ petition filed by USL before the High Court.

On 27 June 2019, a single judge bench of the High Court issued an order dismissing the writ petition filed by USL, amongst other things, on the basis that the matter involved an issue of breach of contract by USL and was therefore not maintainable in exercise of the court's writ jurisdiction. USL has since filed an appeal against this order before a division bench of the High Court, which on 30 July 2019 has issued an interim order directing the bank to not deal with any of the secured assets until the next date of hearing. On 13 January 2020, the division bench of the High Court admitted the writ appeal and extended the interim stay. This appeal is currently pending. Based on the assessment of USL's management supported by external legal opinions, USL continues to believe that it has a strong case on the merits and therefore continues to believe that the aforesaid amount of INR 459 million (£5 million) remains recoverable from IDBI.

(g) Tax
The international tax environment has seen increased scrutiny and rapid change over recent years bringing with it greater uncertainty for multinationals. Against this backdrop, Diageo has been monitoring developments and continues to engage transparently with the tax authorities in the countries where Diageo operates to ensure that the group manages its arrangements on a sustainable basis.

The group operates in a large number of markets with complex tax and legislative regimes that are open to subjective interpretation. In the context of these operations, it is possible that tax exposures which have not yet materialised (including those which could arise as a result of tax assessments) may result in losses to the group. In the circumstances where tax authorities have raised assessments, challenging interpretations which may lead to a possible material outflow, these have been included as contingent liabilities.

Diageo has a large number of ongoing tax cases in Brazil and India. Since assessing an accurate value of contingent liabilities in these markets requires a high degree of judgement, contingent liabilities are disclosed on the basis of the current known possible exposure from tax assessment values. While not all of these cases are individually significant, the current aggregate known possible exposure from tax assessment values is up to approximately £439 million for Brazil and up to approximately £124 million for India. The group believes that the likelihood that the tax authorities will ultimately prevail is lower than probable but higher than remote. Due to the fiscal environment in Brazil and in India, the possibility of further tax assessments related to the same matters cannot be ruled out and the judicial processes may take extended periods to conclude. Based on its current assessment, Diageo believes that no provision is required in respect of these issues.

Payments were made under protest in India in respect of the periods 1 April 2006 to 31 March 2017 in relation to tax assessments where the risk is considered to be remote or possible. These payments have to be made in order to be able to challenge the assessments and as such have been recognised as a receivable in the group's balance sheet. The total amount of payments under protest recognised as a receivable as at 31 December 2021 is £102 million (corporate tax payments of £92 million and indirect tax payments of £10 million).

In the United States, a lawsuit was filed on 15 April 2019 by the National Association of Manufacturers (NAM) against the United States Department of the Treasury (US Treasury) and the United States Customs and Border Protection (CBP) on behalf of its affected industry members, including Diageo, to invalidate regulations published in February 2019 and to ensure that substitution drawback is permitted in accordance with 19 USC § 1313(j)(2) as amended by the Trade Facilitation and Trade Enforcement Act of 2015, which was enacted on 24 February 2016 (TFTEA). Substitution drawback permits the refund, including of excise taxes, paid on imported merchandise when sufficiently similar substitute merchandise is exported. The United States Congress passed the TFTEA to, among other things, clarify and broaden the standard for what constitutes substitute merchandise. This change should entitle Diageo to obtain substitution drawback in respect of certain eligible product categories. Despite this change in the law, the US Treasury and CBP issued final regulations in 2019 declaring that substitution drawback is not available for imports when substituted with an export on which no tax was paid. The Court of International Trade issued a judgment in favour of NAM on 18 February 2020, denying the request by the US Treasury and CBP for a stay of payment on 15 May 2020, and on 26 May 2020, ordered the immediate processing of claims. The US Treasury and CBP subsequently appealed the judgment from the Court of International Trade to the US Court of Appeals for the Federal Circuit. In August 2021, the US Court of Appeals affirmed the decision of the Court of International Trade. The deadline for the US Treasury and CBP to appeal the decision of the Court of Appeals to the US Supreme Court has passed.

(h) Information request
Diageo has received an inquiry from the US Securities and Exchange Commission requesting information relating to Diageo's business operations in certain markets and to its policies, procedures and compliance environment. Diageo is responding to this information request but is currently unable to assess whether the inquiry will evolve into any enforcement action or, if this were to transpire, to quantify meaningfully the possible loss or range of loss, if any, to which any such action might give rise.

(i) Other
The group has extensive international operations and routinely makes judgements on a range of legal, customs and tax matters which are incidental to the group's operations. Some of these judgements are or may become the subject of challenges and involve proceedings, the outcome of which cannot be foreseen. In particular, the group is currently a defendant in various customs proceedings that challenge the declared customs value of products imported by certain Diageo companies. Diageo continues to defend its position vigorously in these proceedings.

Save as disclosed above, neither Diageo, nor any member of the Diageo group, is or has been engaged in, nor (so far as Diageo is aware) is there pending or threatened by or against it, any legal or arbitration proceedings which may have a significant effect on the financial position of the Diageo group.

13. Related party transactions

The group's significant related parties are its associates, joint ventures, key management personnel and pension plans.

There have been no transactions with these related parties during the six months ended 31 December 2021 on terms other than those that prevail in arm's length transactions.

Independent review report to Diageo plc

Report on the condensed consolidated interim financial statements

Our conclusion
We have reviewed Diageo plc's condensed consolidated interim financial statements (the "interim financial statements") in the interim results of Diageo plc for the 6 month period ended 31 December 2021 (the "period").

Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements are not prepared, in all material respects, in accordance with UK adopted IAS 34 'Interim Financial Reporting', IAS 34 'Interim Financial Reporting' as issued by the International Accounting Standards Board ('IASB'), IAS 34 'Interim Financial Reporting' as adopted by the EU and The Disclosure Guidance and Transparency Rules sourcebook of the UK's Financial Conduct Authority.

What we have reviewed
The interim financial statements comprise:

●     the condensed consolidated balance sheet as at 31 December 2021;
●    the condensed consolidated income statement and condensed consolidated statement of comprehensive income for the period then ended;
●     the condensed consolidated statement of cash flows for the period then ended;
●     the condensed consolidated statement of changes in equity for the period then ended; and
●     the explanatory notes to the interim financial statements.

The interim financial statements included in the interim results of Diageo plc have been prepared in accordance with UK adopted IAS 34 'Interim Financial Reporting', IAS 34 'Interim Financial Reporting' as issued by the IASB, IAS 34 'Interim Financial Reporting' as adopted by the EU and The Disclosure Guidance and Transparency Rules sourcebook of the UK's Financial Conduct Authority.

Responsibilities for the interim financial statements and the review

Our responsibilities and those of the directors
The interim results, including the interim financial statements, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim results in accordance with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom's Financial Conduct Authority.

Our responsibility is to express a conclusion on the interim financial statements in the interim results based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of complying with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom's Financial Conduct Authority and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

What a review of interim financial statements involves
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We have read the other information contained in the interim results and considered whether it contains any apparent misstatements or material inconsistencies with the information in the interim financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants
London
26 January 2022

a.    The maintenance and integrity of the Diageo plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim financial statements since they were initially presented on the website.

b.    Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Additional information for shareholders

Explanatory notes

Comparisons are to the six months ended 31 December 2020 (2020) unless otherwise stated. Unless otherwise stated, percentage movements given throughout this announcement for volume, sales, net sales, marketing spend, operating profit and operating margin are organic movements after retranslating current period reported numbers at prior period exchange rates and after adjusting for the effect of exceptional operating items and acquisitions and disposals.

This announcement contains forward-looking statements that involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors beyond Diageo's control. Please refer to 'Cautionary statement concerning forward-looking statements' for more details.

This announcement includes names of Diageo's products which constitute trademarks or trade names which Diageo owns or which others own and license to Diageo for use.

Definitions and reconciliation of non-GAAP measures to GAAP measures
Diageo's strategic planning process is based on certain non-GAAP measures, including organic movements. These non-GAAP measures are chosen for planning and reporting, and some of them are used for incentive purposes. The group's management believes that these measures provide valuable additional information for users of the financial statements in understanding the group's performance. These non-GAAP measures should be viewed as complementary to, and not replacements for, the comparable GAAP measures and reported movements therein.

It is not possible to reconcile the forecast tax rate before exceptional items, forecast organic net sales growth and forecast organic operating profit increase to the most comparable GAAP measure as it is not possible to predict, without unreasonable effort, with reasonable certainty, the future impact of changes in exchange rates, acquisitions and disposals and potential exceptional items.

Volume
Volume is a performance indicator that is measured on an equivalent units basis to nine-litre cases of spirits. An equivalent unit represents one nine-litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. Therefore, to convert volume of products other than spirits to equivalent units, the following guide has been used: beer in hectolitres, divide by 0.9; wine in nine-litre cases, divide by five; ready to drink in nine-litre cases, divide by 10; and certain pre-mixed products that are classified as ready to drink in nine-litre cases, divide by ten.

Organic movements
Organic information is presented using sterling amounts on a constant currency basis excluding the impact of exceptional items, certain fair value remeasurement and acquisitions and disposals. Organic measures enable users to focus on the performance of the business which is common to both years and which represents those measures that local managers are most directly able to influence.

Calculation of organic movements
The organic movement percentage is the amount in the row titled 'Organic movement' in the tables below, expressed as a percentage of the relevant absolute amount in the row titled 'Six months ended 31 December 2020 adjusted'. Organic operating margin is calculated by dividing operating profit before exceptional items by net sales after excluding the impact of exchange rate movements, certain fair value remeasurements and acquisitions and disposals.

(a) Exchange rates
'Exchange' in the organic movement calculation reflects the adjustment to recalculate the reported results as if they had been generated at the prior period weighted average exchange rates.

Exchange impacts in respect of the external hedging of intergroup sales by the markets in a currency other than their functional currency and the intergroup recharging of services are also translated at prior period weighted average exchange rates and are allocated to the geographical segment to which they relate. Residual exchange impacts are reported as part of the Corporate segment. Results from hyperinflationary economies are translated at respective years' actual rates.

(b) Acquisitions and disposals
For acquisitions in the current period, the post acquisition results are excluded from the organic movement calculations. For acquisitions in the prior period, post acquisition results are included in full in the prior period but are included in the organic movement calculation from the anniversary of the acquisition date in the current period. The acquisition row also eliminates the impact of transaction costs that have been charged to operating profit in the current or prior period in respect of acquisitions that, in management's judgement, are expected to be completed.

Where a business, brand, brand distribution right or agency agreement was disposed of or terminated in the reporting period, the group, in the organic movement calculations, excludes the results for that business from the current and prior period. In the calculation of operating profit, the overheads included in disposals are only those directly attributable to the businesses disposed of, and do not result from subjective judgements of management.

(c) Exceptional items
Exceptional items are those that in management's judgement need to be disclosed separately. Such items are included within the income statement caption to which they relate, and are excluded from the organic movement calculations. It is believed that separate disclosure of exceptional items and the classification between operating and non-operating items further helps investors to understand the performance of the group. Changes in estimates and reversals in relation to items previously recognised as exceptional are presented consistently as exceptional in the current year.

Exceptional operating items are those that are considered to be material and unusual or non-recurring in nature and are part of the operating activities of the group such as impairment of intangible assets and fixed assets, indirect tax settlements, property disposals and changes in post employment plans.

Gains and losses on the sale of businesses, brands or distribution rights, step up gains and losses that arise when an investment becomes an associate or an associate becomes a subsidiary and other material, unusual non-recurring items, that are not in respect of the production, marketing and distribution of premium drinks, are disclosed as exceptional non-operating items below operating profit in the consolidated income statement.

Exceptional current and deferred tax items comprise material, unusual non-recurring items that impact taxation. Examples include direct tax provisions and settlements in respect of prior years and the remeasurement of deferred tax assets and liabilities following tax rate changes.

(d) Fair value remeasurement
Fair value remeasurement in the organic movement calculation reflects an adjustment to eliminate the impact of fair value changes in biological assets, earn-out arrangements that are accounted for as remuneration and fair value changes relating to contingent consideration liabilities and equity options that arose on acquisitions recognised in the income statement.

Growth on a constant basis
Growth on a constant basis is a measure used by the group to understand the trends of the business and its recovery towards pre-Covid-19 performance.

The 2018 adjusted base (i.e. the six months ended 31 December 2018) is an appropriate comparator for fiscal 19 to fiscal 22 growth calculation on a constant basis, as the rates used for constant currency calculations in fiscal 20 were not materially different from those used constant currency calculations,  in fiscal 21 and fiscal 22 there were no material acquisition or disposal related adjustments or accounting treatment changes in the period.

2018 (i.e. the six months ended 31 December 2018) to 2021 (i.e. the six months ended 31 December 2021) growth on a constant basis is calculated as adding up the respective periods' organic movement in the row titled 'Organic movement' in the tables below, expressed as a percentage of the relevant absolute amount in the row titled 'Six months ended 31 December 2018 adjusted'. The most comparable GAAP financial measure is six months ended 31 December 2018 to six months ended 31 December 2021 reported movement % below, which is calculated by combining the reported movements for the respective periods, expressed as a percentage of the six months ended 31 December 2018 reported amount.

Organic growth excluding Travel Retail and Guinness
The performance of the Travel Retail channel is dependent on the level of international travel and the performance of Guinness is highly dependent on the availability of the on-trade channel (particularly in Europe). Due to ongoing travel restrictions and market variability of on-trade recovery conditions brought about by the Covid-19 pandemic, slower growth had been experienced in Travel Retail and Guinness performance.

Additional information on the performance of the business excluding Travel Retail and Guinness has therefore been provided.  Management used this information to assess business performance, and similarly believed that such information will be useful to readers of this document.

In the first half of fiscal 22, the recovery of the on-trade, particularly in Europe, and the partial recovery of Travel Retail has driven a significant improvement in volumes for Travel Retail and Guinness. As a result, the performance of Travel Retail and Guinness has not had a significant impact on the performance of the group.

The measures noted are calculated by excluding the performance of Travel Retail and Guinness from 'Six months ended 31 December 2018/ six months ended 31 December 2020 adjusted' and 'Organic movement', respectively, on memo lines, and 'Movement excluding Travel Retail and Guinness' is expressed as a percentage of the relevant absolute amount in the rows titled 'Six months ended 31 December 2018/ six months ended 31 December 2020 adjusted excluding Travel Retail and Guinness'.

Organic movement calculations for the six months ended 31 December 2021 were as follows:

	North America million	Europe million	Asia Pacific million	Africa million	Latin America and Caribbean million	Corporate million	Total million
Volume (equivalent units)
Six months ended 31 December 2018 reported	25.6	25.7	49.2	17.6	12.4	-	130.5
Disposals	(1.3)	-	-	(0.3)	-	-	(1.6)
Six months ended 31 December 2018 adjusted	24.3	25.7	49.2	17.3	12.4	-	128.9
memo: Six months ended 31 December 2018 Travel Retail and Guinness	1.1	3.4	2.2	2.0	0.4	-	9.1
memo: Six months ended 31 December 2018 adjusted excluding Travel Retail and Guinness	23.2	22.3	47.0	15.3	12.0	-	119.8
Organic movement (2019)	0.7	(0.3)	(0.4)	0.3	(0.1)	-	0.2
memo: Six months ended 31 December 2019 Travel Retail and Guinness movement	(0.1)	(0.1)	(0.4)	(0.1)	-	-	(0.7)
memo: Six months ended 31 December 2019 Movement excluding Travel Retail and Guinness	0.8	(0.2)	-	0.4	(0.1)	-	0.9
Organic movement (2020)	2.0	(1.2)	(1.4)	(0.2)	0.5	-	(0.3)
memo: Six months ended 31 December 2020 Travel Retail and Guinness movement	(0.4)	(1.5)	(1.0)	0.2	(0.2)	-	(2.9)
memo: Six months ended 31 December 2020 Movement excluding Travel Retail and Guinness	2.4	0.3	(0.4)	(0.4)	0.7	-	2.6
Six months ended 31 December 2019 and six month ended 31 December 2020 movement on a constant basis	2.7	(1.5)	(1.8)	0.1	0.4	-	(0.1)

Volume (equivalent units)
Six months ended 31 December 2020 reported	27.7	24.0	47.4	16.4	12.8	-	128.3
Disposals(v)	-	-	-	(0.1)	-	-	(0.1)
Six months ended 31 December 2020 adjusted	27.7	24.0	47.4	16.3	12.8	-	128.2
memo: Six months ended 31 December 2020 Travel Retail and Guinness	0.6	1.8	0.8	2.1	0.2	-	5.5
memo: Six months ended 31 December 2020 adjusted excluding Travel Retail and Guinness	27.1	22.2	46.6	14.2	12.6	-	122.7
Organic movement	0.2	5.4	1.7	2.6	2.0	-	11.9
memo: Six months ended 31 December 2021 Travel Retail and Guinness movement	0.1	1.1	0.4	0.1	0.2	-	1.9
memo: Six months ended 31 December 2021 Movement excluding Travel Retail and Guinness	0.1	4.3	1.3	2.5	1.8	-	10.0
Acquisitions(v)	0.1	-	-	-	-	-	0.1
Six months ended 31 December 2021 reported	28.0	29.4	49.1	18.9	14.8	-	140.2
Organic movement %	1	23	4	16	16	-	9
memo: Organic movement % excluding Travel Retail and Guinness	-	19	3	18	14	-	8

Six months ended 31 December 2018 to six month ended 31 December 2021 reported growth %	9	14	-	7	19	-	7
Six months ended 31 December 2018 to six month ended 31 December 2021 growth on a constant basis %	12	15	-	16	19	-	9

	North America £ million	Europe £ million	Asia Pacific £ million	Africa £ million	Latin America and Caribbean £ million	Corporate £ million	Total £ million
Sales
Six months ended 31 December 2020 reported	3,022	2,727	2,837	1,064	775	11	10,436
Exchange	(84)	(40)	(49)	(20)	(10)	-	(203)
Disposals(v)	-	-	-	(8)	-	-	(8)
Six months ended 31 December 2020 adjusted	2,938	2,687	2,788	1,036	765	11	10,225
memo: Six months ended 31 December 2020 Travel Retail and Guinness	101	282	86	192	9	3	673
memo: Six months ended 31 December 2020 adjusted excluding Travel Retail and Guinness	2,837	2,405	2,702	844	756	8	9,552
Organic movement	321	659	264	236	301	12	1,793
memo: Six months ended 31 December 2021 Travel Retail and Guinness movement	23	132	41	32	25	6	259
memo: Six months ended 31 December 2021 Movement excluding Travel Retail and Guinness	298	527	223	204	276	6	1,534
Acquisitions(v)	19	4	-	-	-	-	23
Exchange	(21)	(172)	(53)	(28)	(14)	-	(288)
Six months ended 31 December 2021 reported	3,257	3,178	2,999	1,244	1,052	23	11,753
Organic movement %	11	25	9	23	39	109	18
memo: Organic movement % excluding Travel Retail and Guinness	11	22	8	24	37	75	16

	North America £ million	Europe £ million	Asia Pacific £ million	Africa £ million	Latin America and Caribbean £ million	Corporate £ million	Total £ million
Net sales
Six months ended 31 December 2018 reported	2,356	1,633	1,398	821	672	28	6,908
Exchange(i)	(20)	(20)	3	(4)	2	-	(39)
Disposals	(62)	(1)	(1)	(29)	(1)	-	(94)
Six months ended 31 December 2018 adjusted	2,274	1,612	1,400	788	673	28	6,775
memo: Six months ended 31 December 2018 Travel Retail and Guinness	148	325	213	150	26	22	884
memo: Six months ended 31 December 2018 adjusted excluding Travel Retail and Guinness	2,126	1,287	1,187	638	647	6	5,891
Organic movement (2019)	129	42	62	40	14	(1)	286
memo: Six months ended 31 December 2019 Travel Retail and Guinness movement	(5)	(6)	(26)	-	3	(1)	(35)
memo: Six months ended 31 December 2019 Movement excluding Travel Retail and Guinness	134	48	88	40	11	-	321
Organic movement (2020)	307	(163)	(48)	(3)	(9)	(16)	68
memo: Six months ended 31 December 2020 Travel Retail and Guinness movement	(46)	(128)	(108)	8	(21)	(19)	(314)
memo: Six months ended 31 December 2020 Movement excluding Travel Retail and Guinness	353	(35)	60	(11)	12	3	382
Six months ended 31 December 2019 and six months ended 31 December 2020 movement on a constant basis	436	(121)	14	37	5	(17)	354

Net sales
Six months ended 31 December 2020 reported	2,701	1,443	1,395	745	579	11	6,874
Exchange(iii)	(74)	(21)	(20)	(17)	(9)	-	(141)
Reclassification(iv)	-	-	(7)	-	-	-	(7)
Disposals(v)	-	-	-	(4)	-	-	(4)
Six months ended 31 December 2020 adjusted	2,627	1,422	1,368	724	570	11	6,722
memo: Six months ended 31 December 2020 Travel Retail and Guinness	95	189	73	147	9	3	516
memo: Six months ended 31 December 2020 adjusted excluding Travel Retail and Guinness	2,532	1,233	1,295	577	561	8	6,206
Organic movement	338	389	181	166	258	12	1,344
memo: Six months ended 31 December 2021 Travel Retail and Guinness movement	23	103	39	29	25	6	225
memo: Six months ended 31 December 2021 Movement excluding Travel Retail and Guinness	315	286	142	137	233	6	1,119
Acquisitions(v)	18	3	-	-	-	-	21
Exchange(iii)	(19)	(62)	(18)	(22)	(9)	-	(130)
Six months ended 31 December 2021 reported	2,964	1,752	1,531	868	819	23	7,957
Organic movement %	13	27	13	23	45	109	20
memo: Organic movement % excluding Travel Retail and Guinness	12	23	11	24	42	75	18

Six months ended 31 December 2018 to six month ended 31 December 2021 reported growth %	26	7	10	6	22	(18)	15
Six months ended 31 December 2018 to six month ended 31 December 2021 growth on a constant basis %	34	17	14	26	39	(18)	25

	North America £ million	Europe £ million	Asia Pacific £ million	Africa £ million	Latin America and Caribbean £ million	Corporate £ million	Total £ million
Marketing
Six months ended 31 December 2020 reported	443	252	227	84	78	1	1,085
Exchange	(12)	(2)	(3)	(3)	(1)	2	(19)
Six months ended 31 December 2020 adjusted	431	250	224	81	77	3	1,066
memo: Six months ended 31 December 2020 Travel Retail and Guinness	28	34	7	20	1	-	90
memo: Six months ended 31 December 2020 adjusted excluding Travel Retail and Guinness	403	216	217	61	76	3	976
Organic movement	105	65	41	23	50	4	288
memo: Six months ended 31 December 2021 Travel Retail and Guinness movement	6	10	7	1	2	-	26
memo: Six months ended 31 December 2021 Movement excluding Travel Retail and Guinness	99	55	34	22	48	4	262
Acquisitions(v)	15	1	-	-	-	-	16
Fair value remeasurement of contingent considerations, equity option and earn out arrangements	(1)	-	-	-	-	-	(1)
Exchange	(2)	(9)	(2)	(2)	(2)	(1)	(18)
Six months ended 31 December 2021 reported	548	307	263	102	125	6	1,351
Organic movement %	24	26	18	28	65	133	27
memo: Organic movement % excluding Travel Retail and Guinness	25	25	16	36	63	133	27

	North America £ million	Europe £ million	Asia Pacific £ million	Africa £ million	Latin America and Caribbean £ million	Corporate £ million	Total £ million
Operating profit before exceptional items
Six months ended 31 December 2018 reported							2,451
Exchange(ii)							(19)
Disposal							(44)
Six months ended 31 December 2018 adjusted							2,388
memo: Six months ended 31 December 2018 Travel Retail and Guinness							424
memo: Six months ended 31 December 2018 adjusted excluding Travel Retail and Guinness							1,964
Organic movement (2019)							110
memo: Six months ended 31 December 2019 Travel Retail and Guinness movement							(31)
memo: Six months ended 31 December 2019 Movement excluding Travel Retail and Guinness							141
Organic movement (2020)							(85)
memo: Six months ended 31 December 2020 Travel Retail and Guinness movement							(225)
memo: Six months ended 31 December 2020 Movement excluding Travel Retail and Guinness							140
Six months ended 31 December 2019 and six months ended 31 December 2020 movement on a constant basis							25

Operating profit before exceptional items
Six months ended 31 December 2020 reported	1,226	446	386	95	197	(94)	2,256
Exchange(iii)	(28)	(13)	(7)	8	(4)	(3)	(47)
Fair value remeasurement of contingent considerations and equity option	4	7	-	-	-	-	11
Fair value remeasurement of biological assets	-	-	-	-	(3)	-	(3)
Acquisitions(v)	7	-	-	-	-	-	7
Six months ended 31 December 2020 adjusted	1,209	440	379	103	190	(97)	2,224
memo: Six months ended 31 December 2020 Travel Retail and Guinness	16	67	30	39	5	6	163
memo: Six months ended 31 December 2020 adjusted excluding Travel Retail and Guinness	1,193	373	349	64	185	(103)	2,061
Organic movement	89	184	72	88	152	(35)	550
memo: Six months ended 31 December 2021 Travel Retail and Guinness movement	12	65	27	12	17	2	135
memo: Six months ended 31 December 2021 Movement excluding Travel Retail and Guinness	77	119	45	76	135	(37)	415
Acquisitions(v)	(16)	(1)	-	-	-	-	(17)
Fair value remeasurement of contingent considerations, equity option and earn out arrangements	5	21	-	-	(3)	-	23
Fair value remeasurement of biological assets	-	-	-	-	3	-	3
Exchange(iii)	8	(31)	-	(15)	(9)	7	(40)
Six months ended 31 December 2021 reported	1,295	613	451	176	333	(125)	2,743
Organic movement %	7	42	19	85	80	(36)	25
memo: Organic movement % excluding Travel Retail and Guinness	6	32	13	119	73	(36)	20

Organic operating margin %
Six months ended 31 December 2021	44	34	29	21	41	n/a	34
Six month ended 31 December 2020	46	31	28	14	33	n/a	33
Margin movement (bps)	(224)	351	141	723	797	n/a	131

Six months ended 31 December 2018 to six month ended 31 December 2021 reported growth %							12
Six months ended 31 December 2018 to six month ended 31 December 2021 growth on a constant basis %							24

(1)     For the reconciliation of sales to net sales, see Summary income statement.
(2)    Percentages and margin movement are calculated on rounded figures.

Notes: Information in respect of the organic movement calculations
(i)      The impact of movements in exchange rates on reported figures for sales and net sales is principally in respect of the translation exchange impact of the weakening of sterling against the US dollar, the Indian rupee and the Mexican peso, partially offset by strengthening of sterling against the euro.
(ii)     The impact of movements in exchange rates on reported figures for operating profit is principally in respect of the transactional exchange impact of the strengthening of sterling against the US dollar.
(iii)   The impact of movements in exchange rates on reported figures for net sales and operating profit is principally in respect of the translation exchange impact of the strengthening of sterling against the US dollar, the euro, the Indian rupee and the Turkish lira.
(iv)    In the six months ended 31 December 2021, £7 million has been reclassified from cost of sales to excise duties.

(v)     In the six months ended 31 December 2021, the acquisitions and disposals that affected volume, sales, net sales, marketing and operating profit were as follows:

	Volume	Sales	Net sales	Marketing	Operating profit
	equ. units million	£ million	£ million	£ million	£ million
Six months ended 31 December 2020
Acquisitions
Aviation Gin and Davos Brands	-	-	-	-	7
	-	-	-	-	7
Disposals
South African ready to drink	(0.1)	(8)	(4)	-	-
	(0.1)	(8)	(4)	-	-

Acquisitions and disposals	(0.1)	(8)	(4)	-	7

Six months ended 31 December 2021
Acquisitions
Aviation Gin and Davos Brands	-	6	5	(4)	(5)
Chase Distillery	-	4	3	(1)	(1)
Lone River	0.1	11	11	(8)	(8)
Loyal 9 Cocktails	-	2	2	(3)	(3)
	0.1	23	21	(16)	(17)

Earnings per share before exceptional items
Earnings per share before exceptional items is calculated by dividing profit attributable to equity shareholders of the parent company before exceptional items by the weighted average number of shares in issue.

Earnings per share before exceptional items for the six months ended 31 December 2021 and 31 December 2020 are set out in the table below:

	2021	2020
	£ million	£ million
Profit attributable to equity shareholders of the parent company	1,965	1,580
Exceptional operating and non-operating items	31	12
Exceptional tax charges/(benefits)	-	42
	1,996	1,634

Weighted average number of shares	million	Million
Shares in issue excluding own shares	2,331	2,336
Dilutive potential ordinary shares	8	7
	2,339	2,343

	Pence	Pence
Basic earnings per share before exceptional items	85.6	69.9
Diluted earnings per share before exceptional items	85.4	69.7

Free cash flow
Free cash flow comprises the net cash flow from operating activities aggregated with the net cash received/paid for working capital loans receivable, cash paid or received for investments and the net cash expenditure paid for property, plant and equipment and computer software that are included in net cash flow from investing activities.

The remaining components of net cash flow from investing activities that do not form part of free cash flow, as defined by the group's management, are in respect of the acquisition and sale of businesses and non-working capital loans to and from associates.

The group's management regards the purchase and disposal of property, plant and equipment and computer software as ultimately non-discretionary since ongoing investment in plant, machinery and technology is required to support the day-to-day operations, whereas acquisition and sale of businesses are discretionary.

Where appropriate, separate explanations are given for the impacts of acquisition and sale of businesses, dividends paid and the purchase of own shares, each of which arises from decisions that are independent from the running of the ongoing underlying business.

Free cash flow reconciliations for the six months ended 31 December 2021 and 31 December 2020 are set out in the table below:

	2021	2020
	£ million	£ million
Net cash inflow from operating activities	1,947	1,998
Disposal of property, plant and equipment and computer software	7	8
Purchase of property, plant and equipment and computer software	(382)	(250)
Movements in loans and other investments	3	(3)
Free cash flow	1,575	1,753
Return on average invested capital
Return on average invested capital is used by management to assess the return obtained from the group's asset base and is calculated to aid evaluation of the performance of the business.

The profit used in assessing the return on average invested capital reflects operating profit before exceptional items attributable to the equity shareholders of the parent company plus share of after tax results of associates and joint ventures after applying the tax rate before exceptional items for the period. Average invested capital is calculated using the average derived from the consolidated balance sheets at the beginning and end of the period. Average capital employed comprises average net assets attributable to equity shareholders of the parent company for the year, excluding net post employment benefit assets/liabilities (net of deferred tax) and average net borrowings. This average capital employed is then aggregated with the average restructuring and integration costs net of tax, and goodwill written off to reserves at 1 July 2004, the date of transition to IFRS, to obtain the average total invested capital.

Calculations for the return on average invested capital for the six months ended 31 December 2021 and 31 December 2020 are set out in the table below:

	2021	2020
	£ million	£ million
Operating profit	2,743	2,239
Exceptional operating items	-	17
Profit before exceptional operating items attributable to non-controlling interests	(123)	(81)
Share of after tax results of associates and joint ventures	190	154
Tax at the tax rate before exceptional items of 23.0% (2020 - 22.4%)	(675)	(540)
	2,135	1,789

Average net assets (excluding net post employment benefit assets/liabilities)	8,331	8,162
Average non-controlling interests	(1,604)	(1,614)
Average net borrowings	12,220	12,953
Average integration and restructuring costs (net of tax)	1,639	1,639
Goodwill at 1 July 2004	1,562	1,562
Average invested capital	22,148	22,702
Return on average invested capital	19.3%	15.8%

Adjusted net borrowings to adjusted EBITDA
Diageo manages its capital structure with the aim of achieving capital efficiency, providing flexibility to invest through the economic cycle and giving efficient access to debt markets at attractive cost levels. The group regularly assesses its debt and equity capital levels to enhance its capital structure by reviewing the ratio of adjusted net borrowings to adjusted EBITDA (earnings before exceptional operating items, interest, tax, depreciation, amortisation and impairment).

Calculations for the ratio of adjusted net borrowings to adjusted EBITDA at 31 December 2021 and 31 December 2020 are set out in the table below:

	2021	2020
	£ million	£ million
Borrowings due within one year	1,184	1,214
Borrowings due after one year	12,693	14,063
Fair value of foreign currency derivatives and interest rate hedging instruments	(126)	(263)
Lease liabilities	360	410
Less: Cash and cash equivalents	(1,780)	(2,763)
Net borrowings	12,331	12,661
Post employment benefit liabilities before tax	486	815
Adjusted net borrowings	12,817	13,476

Profit for the year	3,226	1,181
Taxation	1,004	596
Net finance charges	353	399
Depreciation, amortisation and impairment (excluding exceptional items)	452	486
Exceptional impairment	-	1,286
EBITDA	5,035	3,948
Exceptional operating items (excluding impairment)	(2)	29
Non-operating items	22	18
Adjusted EBITDA	5,055	3,995
Adjusted net borrowings to adjusted EBITDA	2.5	3.4
(1) EBITDA and adjusted EBITDA are calculated based on the last 12 months.

Tax rate before exceptional items
Tax rate before exceptional items is calculated by dividing the total tax charge before tax charges and credits in respect of exceptional items, by profit before taxation adjusted to exclude the impact of exceptional operating and non-operating items, expressed as a percentage. The measure is used by management to assess the rate of tax applied to the group's operations before tax on exceptional items.

The tax rates from operations before exceptional and after exceptional items for the six months ended 31 December 2021 and six months ended 31 December 2020 are set out in the table below:

	2021	2020
	£ million	£ million
Tax before exceptional items (a)	634	495
Exceptional tax charge	-	42
Taxation on profit (b)	634	537

Profit before taxation and exceptional items (c)	2,753	2,210
Non-operating items	(31)	5
Exceptional operating items	-	(17)
Profit before taxation (d)	2,722	2,198

Tax rate before exceptional items (a/c)	23.0%	22.4%
Tax rate after exceptional items (b/d)	23.3%	24.4%
Other definitions
Volume share is a brand's retail volume expressed as a percentage of the retail volume of all brands in its segment. Value share is a brand's retail sales value expressed as a percentage of the retail sales value of all brands in its segment. Unless otherwise stated, share refers to value share.

Net sales are sales less excise duties. Diageo incurs excise duties throughout the world. In the majority of countries excise duties are effectively a production tax which becomes payable when the product is removed from bonded premises and is not directly related to the value of sales. It is generally not included as a separate item on external invoices; increases in excise duties are not always passed on to the customer and where a customer fails to pay for a product received the group cannot reclaim the excise duty. The group therefore recognises excise duty as a cost to the group.

Price/mix is the number of percentage points difference between the organic movement in net sales and the organic movement in volume. The difference arises because of changes in the composition of sales between higher and lower priced variants/markets or as price changes are implemented.

Shipments comprise the volume of products sold to Diageo's immediate (first tier) customers. Depletions are the estimated volume of the onward sales made by Diageo's immediate customers. Both shipments and depletions are measured on an equivalent units basis.

References to emerging markets include Poland, Eastern Europe, Turkey, Africa, Latin America and Caribbean, and Asia Pacific (excluding Australia, Korea and Japan).

References to reserve brands include, but are not limited to, Johnnie Walker Blue Label, Johnnie Walker Green Label, Johnnie Walker Gold Label Reserve, Johnnie Walker Aged 18 Years, John Walker & Sons Collection and other Johnnie Walker super premium brands; The Singleton, Cardhu, Talisker, Lagavulin, Oban and other malt brands; Buchanan's Special Reserve, Buchanan's Red Seal; Haig Club whisky; Copper Dog whisky; Roe & Co; Bulleit Bourbon, Bulleit Rye; Orphan Barrel whiskey; Tanqueray No. TEN, Tanqueray ready to drink, Tanqueray Malacca Gin; Aviation, Jinzu and Villa Ascenti gin; Cîroc, Ketel One vodka, Ketel One Botanical; Don Julio, Casamigos and DeLeón tequila; Zacapa, Bundaberg Master Distillers' Collection and Pampero Aniversario rum; Shui Jing Fang, Seedlip, Belsazar and Pierde Almas.

References to global giants include the following brand families: Johnnie Walker, Smirnoff, Captain Morgan, Baileys, Tanqueray and Guinness. Local stars include Buchanan's, Bundaberg, Crown Royal, J&B, McDowell's, Old Parr, Yenì Raki, Black & White, Shui Jing Fang, Windsor and Ypióca. Global giants and local stars exclude ready to drink and beer except Guinness. References to Shui Jing Fang represent total Chinese white spirits of which Shui Jing Fang is the predominant brand.

References to ready to drink also include ready to serve products, such as pre-mixed cans in some markets.

References to beer include cider, flavoured malt beverages and some non-alcoholic products such as Malta Guinness.

The results of Hop House 13 Lager are included in the Guinness figures.

References to the group include Diageo plc and its consolidated subsidiaries.

Risk factors

The principal risks and uncertainties facing Diageo are set out on pages 45 to 49 of the Annual Report for the year ended 30 June 2021 and pages 72 to 82 of Diageo's Annual Report on Form 20-F for the year ended 30 June 2021. These principal risks and uncertainties include: cyber threats; climate change, sustainability & responsibility; pandemics; global economic volatility; consumer disruption; geopolitical & natural hazards risk; counterfeit; business integrity, compliance & controls; data privacy; product quality; regulation, indirect tax & trade barriers; and international direct tax.

The nature and potential impact of the principal risks and uncertainties facing Diageo did not change in the six months to 31 December 2021, and are not expected to change in respect of the second six months of the financial year.

Cautionary statement concerning forward-looking statements

This document contains 'forward-looking' statements. These statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward-looking statements include all statements that express forecasts, expectations, plans, outlook, objectives and projections with respect to future matters, including the statements set forth in the 'Fiscal 22 Outlook' section and any other statements with respect to trends in results of operations, margins, growth rates, overall market trends, the impact of changes in interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, expected investments, the completion of any strategic transactions or restructuring programmes, anticipated tax rates, changes in the international tax environment, expected cash payments, outcomes of litigation or regulatory enquiries, anticipated changes in the value of assets and liabilities related to pension schemes and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control.

Factors that could cause actual results and developments to differ materially from those expressed or implied by forward-looking statements include, but are not limited to:

-   economic, political, social or other developments in countries and markets in which Diageo operates (including as a result of the Covid-19 pandemic), which may contribute to a reduction in demand for Diageo's products, adverse impacts on Diageo's customer, supplier and/or financial counterparties, or the imposition of import, investment or currency restrictions (including the potential impact of any global, regional or local trade wars or any tariffs, duties or other restrictions or barriers imposed on the import or export of goods between territories; including but not limited to, imports into and exports from the United States and the European Union and/or the United Kingdom, as well as the United Kingdom's recent departure from the European Union);
-   the impact of the Covid-19 pandemic, or any other global or regional public health threats, on Diageo's business, financial condition, cash flows and results of operation;
-   the effects of climate change, or legal, regulatory or market measures intended to address climate change, on Diageo's business or operations, including on the cost and supply of water;
-   changes in consumer preferences and tastes, including as a result of disruptive market forces, changes in demographics, evolving social trends (including any shifts in consumer tastes towards at-home occasions, premiumisation, small-batch craft alcohol, lower or no alcohol, or other alternative products), changes in travel, holiday or leisure activity patterns, weather conditions, health concerns, pandemics and/or a downturn in economic conditions;
-   changes in the domestic and international tax environment, including as a result of the OECD Base Erosion and Profit Shifting Initiative and EU anti-tax abuse measures, leading to uncertainty around the application of existing and new tax laws and unexpected tax exposures;
-   changes in the cost of production, including as a result of increases in the cost of commodities, labour and/or energy, supply chain disruptions and/or inflation;
-   any litigation or other similar proceedings (including with tax, customs, competition, environmental, anti-corruption or other regulatory authorities), including litigation directed at the beverage alcohol industry generally or at Diageo in particular;
-   legal and regulatory developments, including changes in regulations relating to production, distribution, importation, marketing, advertising, sales, pricing, labelling, packaging, product liability, antitrust, labour, compliance and control systems, environmental issues and/or data privacy;
-   the consequences of any failure of internal controls, including those affecting compliance with existing or new accounting and/or disclosure requirements;
-   the consequences of any failure by Diageo or its associates to comply with anti-corruption, sanctions, trade restrictions or similar laws and regulations, or any failure of Diageo's related internal policies and procedures to comply with applicable law or regulation;
-   cyber-attacks or any other disruptions to core business operations including manufacturing and supply, business service centres and/or information systems;
-   contamination, counterfeiting or other circumstances which could harm the level of customer support for Diageo's brands and adversely impact its sales;
-   Diageo's ability to maintain its brand image and corporate reputation or to adapt to a changing media environment;
-   increased competitive product and pricing pressures, including as a result of actions by increasingly consolidated competitors or increased competition from regional and local companies, that could negatively impact Diageo's market share, distribution network, costs and/or pricing;
-   increased costs for, or shortages of, talent, as well as labour strikes or disputes;
-   Diageo's ability to derive the expected benefits from its business strategies, including in relation to expansion in emerging markets, acquisitions and/or disposals, cost savings and productivity initiatives or inventory forecasting;
-   fluctuations in exchange rates and/or interest rates, which may impact the value of transactions and assets denominated in other currencies, increase Diageo's financing costs or otherwise adversely affect Diageo's financial results;
-   movements in the value of the assets and liabilities related to Diageo's pension plans;
-   Diageo's ability to renew supply, distribution, manufacturing or licence agreements (or related rights) and licences on favourable terms, or at all, when they expire; or
-   any failure by Diageo to protect its intellectual property rights.

All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the above cautionary factors, by the 'Risk Factors' section immediately preceding those and by the 'Risk Factors' included in Diageo's Annual Report on Form 20-F for the year ended 30 June 2021 filed with the US Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures.

This document includes names of Diageo's products, which constitute trademarks or trade names which Diageo owns, or which others own and license to Diageo for use. All rights reserved. © Diageo plc 2022.

The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or an invitation or inducement to engage in any other investment activities.

This document may include information about Diageo's target debt rating. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently of any other rating.

Past performance cannot be relied upon as a guide to future performance.

Statement of directors' responsibilities

Each of the Directors of Diageo plc confirms that, to the best of his or her knowledge:

-   the condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the IASB and endorsed and adopted by the UK Endorsement Board and give a true and fair view of the assets, liabilities, financial position and profit and loss of the group;

-   the interim management report includes a fair review of the information required by:

(a) DTR 4.2.7R of the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom's Financial Conduct Authority, being an indication of important events that have occurred during the first six months of the current financial year and their impact on the condensed consolidated financial statements, and a description of the principal risks and uncertainties for the remaining six months of the year; and

(b) DTR 4.2.8R of the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom's Financial Conduct Authority, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the group during that period, and any changes in the related party transactions described in the last annual report that could do so.

The Directors of Diageo plc are as follows: Javier Ferrán (Chairman), Ivan Menezes (Chief Executive), Lavanya Chandrashekar (Chief Financial Officer), Susan Kilsby (Senior Independent Director and Chairman of the Remuneration Committee), Alan Stewart (Non-Executive Director and Chairman of the Audit Committee) and Non-Executive Directors: Melissa Bethell, Valérie Chapoulaud-Floquet, Sir John Manzoni, Lady Mendelsohn and Ireena Vittal.

Webcast, presentation slides and transcript

At 07.15 (UK time) on Thursday 27 January 2022, Ivan Menezes, Chief Executive and Lavanya Chandrashekar, Chief Financial Officer will present Diageo's interim results as a webcast. This will be available to view at www.diageo.com. The presentation slides and script will also be available to download at this time.

Live Q&A conference call and replay

Ivan Menezes and Lavanya Chandrashekar will be hosting a Q&A conference call on Thursday 27 January at 09:30 (UK time). If you would like to listen to the call or ask a question, please use the dial in details below.

From the UK:	+44 (0)330 336 9601
From the UK (free call):	0800 279 6877
From the USA:	+1 323 701 0160
From the USA (free call):	800 289 0720

The conference call is for analysts and investors only. To join the call please use the password already sent to you or email investor.relations@diageo.com.

To hear a replay of the call, please use the telephone numbers below:

From the UK:	+44 (0)20 3859 5407
From the UK (free call):	0808 101 1153
From the USA:	+1 719 457 0820
From the USA (free call):	888 203 1112

Investor enquiries to:	Durga Doraisamy	+44 (0) 7902 126906
	Lucinda Baker	+44 (0) 7974 375550
	Belinda Brown	+44 (0) 7590 810246
investor.relations@diageo.com

Media enquiries to:	Jessica Rouleau	+44 (0) 7925 642 561
	Dominic Redfearn	+44 (0) 7971 977 759
	Francesca Olivieri	+44 (0) 7523 930 130
press@diageo.com

Diageo plc LEI: 213800ZVIELEA55JMJ32

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 27 January 2022

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary